      FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 2000

                                                      REGISTRATION NO. 333-91825
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 4

                                       TO
                                   FORM SB-2
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------
                         ENTERTAINMENT BOULEVARD, INC.
                 (Name of Small Business Issuer in its Charter)

            NEVADA                                        7375                    98-0182797
 (State or other jurisdiction                       (Primary Standard           (IRS Employer
              of                                       Industrial           Identification Number)
incorporation or organization)                 Classification Code Number)

                           --------------------------

                        12910 CULVER BOULEVARD, SUITE I
                         LOS ANGELES, CALIFORNIA 90066
                                 (310) 578-5404
         (Address and telephone number of principal executive offices)
                           --------------------------

                            STEPHEN BROWN, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER
                         ENTERTAINMENT BOULEVARD, INC.
                        12910 CULVER BOULEVARD, SUITE I
                         LOS ANGELES, CALIFORNIA 90066
                                 (310) 578-5404

           (Name, address and telephone number of agent for service)
                           --------------------------

    COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR SERVICE, SHOULD BE SENT TO:
                            GERALD M. CHIZEVER, ESQ.
                            DAVID S. HAMILTON, ESQ.
                             VANITA J. TYLER, ESQ.
                   RICHMAN, MANN, CHIZEVER, PHILLIPS & DUBOFF
                    9601 WILSHIRE BOULEVARD, PENTHOUSE SUITE
                      BEVERLY HILLS, CALIFORNIA 90210-5270
                         TELEPHONE NO.: (310) 274-8300
                         FACSIMILE NO.: (310) 274-2831
                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement until such time that all of the shares registered hereunder have been sold.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

             TITLE OF EACH                     AMOUNT          PROPOSED MAXIMUM     PROPOSED MAXIMUM          AMOUNT
          CLASS OF SECURITIES                   TO BE           OFFERING PRICE     AGGREGATE OFFERING           OF
           TO BE REGISTERED                 REGISTERED(1)        PER SHARE(2)          PRICE(1)(2)       REGISTRATION FEE
Common Stock, $.001 par value..........       9,897,500             $2.2495            $22,264,427            $5,878

(1) Pursuant to Rule 416, there are also being registered such indeterminate number of shares as may become issuable as a result of stock splits, stock dividends or similar events.

(2) Based upon the average of the bid and asked price of the Registrant's common stock as reported on the Over-the-Counter Bulletin Board on November 26, 1999 and estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
                           --------------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR DOES IT SEEK AN OFFER TO BUY, THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

               SUBJECT TO COMPLETION. DATED [            ], 2000.

                                     [LOGO]

                         ENTERTAINMENT BOULEVARD, INC.
                        9,814,077 SHARES OF COMMON STOCK

    - Our common stock is traded on the over-the-counter bulletin board under the symbol "EBLD."

    - All of the shares of common stock offered in this prospectus are being sold by the selling stockholders listed on pages 53 and 54 of this prospectus.

    - This prospectus covers the resale of 9,814,077 shares of common stock, including common stock to be issued to the selling stockholders upon the conversion of preferred stock and upon the exercise of warrants.

    - There is no underwriter or coordinating broker acting in connection with this offering.

    - Entertainment Boulevard, Inc. will not receive any proceeds from the sale of shares by the selling stockholders.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 7 IN DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

                             ---------------------

              THE DATE OF THIS PROSPECTUS IS [            ], 2000.

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY..........................................    4

RISK FACTORS................................................    7

FORWARD-LOOKING STATEMENTS..................................    9

ABOUT THIS PROSPECTUS.......................................    9

USE OF PROCEEDS.............................................    9

TRADING INFORMATION.........................................   10

DIVIDEND POLICY.............................................   10

SELECTED FINANCIAL DATA.....................................   11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   12

RECENT DEVELOPMENTS.........................................   18

BUSINESS....................................................   21

MANAGEMENT..................................................   42

PRINCIPAL STOCKHOLDERS......................................   46

CERTAIN TRANSACTIONS AND RELATIONSHIPS......................   48

DESCRIPTION OF OUR SECURITIES...............................   49

SHARES ELIGIBLE FOR FUTURE SALE.............................   52

SELLING STOCKHOLDERS........................................   53

PLAN OF DISTRIBUTION........................................   56

LEGAL MATTERS...............................................   57

EXPERTS.....................................................   57

WHERE YOU CAN FIND MORE INFORMATION.........................   57

INDEX TO FINANCIAL STATEMENTS...............................  F-1

                               PROSPECTUS SUMMARY
                         ENTERTAINMENT BOULEVARD, INC.

    We develop and license entertainment-related video programming for broadcast over the Internet, using advanced data transmission technologies. We have launched the following four programming categories on our website at vidnet.com:

    - MUSIC--Music video programming, including music videos from most genres, music news and reviews.

    - MOVIES--Movie trailers from upcoming films, new releases and films on video, plus movie news and reviews.

    - SPORTS--Sports programming from across the country and sports news.

    - NETFOMERCIALS--Video programming offering a broad range of product infomercials.
                             ---------------------

    We are located at 12910 Culver Boulevard, Suite I, Los Angeles, California 90066 and our telephone number is (310) 578-5404. Our Web site address is vidnet.com.

    The information contained on our Web site does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered.................................  9,814,077 shares

Common stock outstanding after this offering.........  23,370,447 shares

Use of proceeds......................................  We will not receive any proceeds from the shares sold by the selling
                                                       stockholders, but a portion of those
                                                       shares will be obtained by the
                                                       exercise of outstanding warrants. Any
                                                       money we receive upon the exercise of
                                                       warrants will be used for general and
                                                       administrative costs, computer and
                                                       related costs and marketing.

Over-the-counter bulletin board symbol...............  EBLD (formerly SDMT)

    The number of shares of common stock outstanding after this offering includes 6,376,000 shares of common stock issuable upon the exercise of certain outstanding warrants. It does not, however, include up to 4,598,000 shares of common stock that could be issued upon the exercise of certain other outstanding warrants and options.

                         SUMMARY FINANCIAL INFORMATION

STATEMENT OF OPERATIONS DATA

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                      --------------------------
                                                          1999          1998
                                                      ------------   -----------
Revenues............................................  $    268,039            --

Costs and expenses..................................     7,030,323   $ 1,431,398
                                                      ------------   -----------
Operating loss......................................    (6,762,284)   (1,431,398)
Interest expense....................................    (6,169,676)       (3,755)
Income taxes........................................  $         --            --
                                                      ------------   -----------

Net loss............................................  $(12,931,960)  $(1,435,153)
                                                      ============   ===========

Net loss per share..................................  $      (1.09)  $      (.30)
                                                      ============   ===========

Shares used in computing net loss per share.........    11,868,537     4,814,266
                                                      ============   ===========

BALANCE SHEET DATA

                                                       DECEMBER 31,    DECEMBER 31,
                                                           1999            1998
                                                       -------------   -------------
                                                        (UNAUDITED)
Current assets.......................................   $   660,228     $   200,072
Working capital deficiency...........................    (3,049,509)       (432,609)
Total assets.........................................     3,352,060         267,178
Total liabilities....................................     3,709,737       1,484,949
Stockholders' deficiency.............................      (357,677)     (1,217,771)

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE INVESTING IN OUR COMMON STOCK.

OUR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS DOUBT OUR ABILITY TO CONTINUE AS A
  GOING CONCERN.

    Our financial statements for the years ended December 31, 1999 and December 31, 1998 and for the periods from April 1, 1997, the date of inception, through December 31, 1999 were audited by our independent certified public accountants. Their report states that the financial statements were prepared assuming we will continue as a going concern although we have incurred significant net losses and have working capital deficiencies that raise substantial doubts about our ability to do so.

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, WE MAY BE UNABLE TO SUCCESSFULLY
  MANAGE OUR BUSINESS OR ACHIEVE PROFITABILITY.

    We incorporated in December 1997 and acquired International Net Broadcasting, LLC in January 1999. International Net Broadcasting began operating in April 1997 as All Media Distribution, LLC and its Web site first became available in March 1998. Our management faces the challenge of developing a business in a rapidly evolving market. We may not be able to maintain or develop the strategic relationships necessary to achieve or maintain profitability. In addition, our financial results cover periods prior to the acquisition of our Internet business and may not be indicative of our future operating results.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES.

    We have not yet achieved profitability and expect that our operating losses will continue for the foreseeable future. If our revenues grow more slowly than we anticipate, or if our operating expenses exceed our expectations, our financial performance will be adversely affected. We incurred net losses of approximately $650,000 during the period from inception to December 31, 1997, followed by net losses of approximately $1,435,000 during the year ended December 31, 1998 and approximately $12,931,960 during the year ended
December 31, 1999. As of December 31, 1999, our accumulated deficit was approximately $15,016,739. We need to generate significant revenues to achieve and maintain profitability. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR ABILITY TO MEET OUR WORKING CAPITAL NEEDS WILL BE SIGNIFICANTLY LIMITED IF
  WE CANNOT OBTAIN ADDITIONAL FINANCING.

    To meet our anticipated working capital and capital expenditure requirements for the foreseeable future we need substantial capital, which we may not be able to obtain. We are in the process of negotiating a $1 million line of credit but we do not have a line of credit at this time, however, we have raised approximately $10 million in a private placement of our securities subject to the successful completion of an exchange offer. See "Recent Developments--Sale of units and unit exchange offer." That amount, plus cash reserves, proceeds of $2 million from the most recent sale of Series A preferred stock and projected cash flow from operations, should be sufficient to meet our requirements for the foreseeable future. If, however, our capital requirements or cash flow vary materially from our current projections, or if unforeseen circumstances occur, we may require additional financing sooner than we anticipate.

    Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available, or are not available on acceptable terms, our ability to meet our working capital needs will be significantly limited, which would adversely affect our business.

BECAUSE OUR REVENUES DEPEND ON A LIMITED NUMBER OF ADVERTISERS WE MUST RETAIN
  OUR CURRENT ADVERTISERS OR ATTRACT NEW ONES.

    Our results of operations in any given period depend to a significant degree upon revenues from a small number of advertisers. In addition, few advertisers are contractually obligated to purchase any advertising in the future. Our failure to sell a sufficient number of advertisements or to increase the number of advertisers during a particular period could adversely affect our results of operations.

OUR SUCCESS DEPENDS ON OUR ABILITY TO RETAIN STEPHEN BROWN AND OTHER KEY
  PERSONNEL.

    We believe that the music industry background of Stephen Brown, our president and chief executive officer, is critical to our success. Mr. Brown's experience and his industry connections are key factors in forming the cooperative ventures and strategic alliances that insure the availability of variety and high quality content on vidnet.com. The loss of his services would have a detrimental impact on our business. Our success also depends on our ability to hire and retain other qualified employees. We may not be able to locate and hire those employees because of intense competition in the Internet industry for personnel with the requisite skills.

THE PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED WHEN OUR OUTSTANDING
  DEBT IS CONVERTED TO EQUITY.

    We have offered the holders of our outstanding short-term notes the opportunity to participate in an exchange offer in which we would exchange their notes for common stock and warrants to purchase common stock. Because the exchange rate at the time of the offer is beneficial to the debt holders, we will incur a charge to earnings of approximately $25,500,000 if all of the note holders participate in the exchange. This could adversely affect the price of our common stock.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. We intend to identify forward-looking statements in this prospectus by using words such as "anticipates," "believes," "intends," "expects," "may," "should," "plan," "projected," "contemplates," or similar statements. These statements are based on our beliefs and assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. You should not place undue reliance on those forward-looking statements which apply only as of the date of this prospectus.

                             ABOUT THIS PROSPECTUS

    In making an investment decision, you should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The shares of our common stock offered in this prospectus are to be offered and sold only in jurisdictions where those offers and sales are permitted.

    Except as otherwise provided, in this prospectus, "Entertainment Boulevard," "we," "us," and "our" refer to Entertainment Boulevard, Inc., a Nevada corporation, and International Net Broadcasting, its sole subsidiary. We use vidnet.com as the registered domain name of our Web site. We intend to apply for registration of the marks "Vidnet," "Vidnet.com Music," "Vidnet.com Movies," "Vidnet.com Sports" and "Vidnet.com NetFomercials" as our service marks. All other tradenames and trademarks appearing in this prospectus are the property of their respective holders.

                                USE OF PROCEEDS

    The only proceeds we receive from this offering will be from the exercise of warrants held by some of the selling stockholders. However, some of those warrants have an exercise option that allows the holder to exercise the warrants without paying the exercise price in cash. Instead, the holder would receive common stock with a dollar value that is equal to the the market price of the common stock minus the exercise price of the warrants multiplied by the number of warrants exercised. If all the selling stockholders exercise their warrants by paying the exercise price in cash, we will receive a maximum of $8,200,000. Any net proceeds received by Entertainment Boulevard will be used for general corporate purposes, including working capital for our business. We intend to allocate the net proceeds as follows:


                                                  approximately
General and administrative costs...               $2.8 million
                                                  approximately
Computer and related costs.........               $2.5 million
                                                  approximately
Marketing costs....................               $2.9 million

We intend to invest any net proceeds in short-term, interest-bearing, investment-grade securities before using those proceeds as indicated.

                              TRADING INFORMATION

    Our common stock is publicly traded on the over-the-counter bulletin board, a regulated quotation service that captures and displays real-time quotes and/or indications of interest in securities not listed on The Nasdaq Stock Market or any U.S. exchange. Our common stock began trading under the symbol "EBLD" on February 5, 1999. From November 20, 1998 until that time, it traded under the symbol "SDMT." As of March 13, 2000, the closing bid price for our common stock was $6.1875. The 52-week low bid price was $1.50 and the 52-week high bid price was $8.00. Information as to trading volumes and bid and asked prices for our common stock may be obtained directly from the over-the-counter bulletin board.

    The following table sets forth the high and low bid prices for our common stock as reported to us by the over-the-counter bulletin board. These prices indicate the prices that a market maker is willing to pay. These quotations are between dealers, do not include retail mark-ups, markdowns or other fees and commissions, and may not represent actual transactions.

QUARTER ENDED                                LOW BID    HIGH BID
-------------                                --------   --------
December 31, 1998..........................  $1.00      $2.50
March 31, 1999.............................  $1.50      $4.1562
June 30, 1999..............................  $1.68      $8.00
September 30, 1999.........................  $1.875     $4.0625
December 31, 1999..........................  $1.6875    $4.1875

    As of March 13, 2000, there were 78 holders of record of our common stock.

                                DIVIDEND POLICY

    To date, we have not paid cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our board of directors will determine, in its sole discretion, whether to declare any dividends on our common stock in the future based on our earnings, capital requirements, financial condition and other relevant factors.

                            SELECTED FINANCIAL DATA

    The selected historical financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes included with this prospectus. The statement of operations data for the years ended December 31, 1999 and 1998, and the balance sheet data at December 31, 1999 and 1998, are derived from financial statements of Entertainment Boulevard which have been audited by Singer Lewak Greenbaum and Goldstein LLP, independent certified public accountants.

STATEMENT OF OPERATIONS DATA

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                                  1999          1998
                                                              ------------   -----------
Revenues....................................................  $    268,039            --

Costs and expenses..........................................     7,030,323   $ 1,431,398
                                                              ------------   -----------
Operating loss..............................................    (6,762,284)   (1,431,398)
Interest expense............................................    (6,169,676)       (3,755)
Income taxes................................................  $         --            --
                                                              ------------   -----------

Net loss....................................................  $(12,931,960)  $(1,435,153)
                                                              ============   ===========

Net loss per share..........................................  $      (1.09)  $      (.30)
                                                              ============   ===========

Shares used in computing net loss per share.................    11,868,537     4,814,266
                                                              ============   ===========

BALANCE SHEET DATA


                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1999           1998
                                                              ------------   -------------
Current assets..............................................  $   660,228     $   200,072
Working capital deficiency..................................   (3,049,509)       (432,609)
Total assets................................................    3,352,060         267,178
Total liabilities...........................................    3,709,737       1,484,949
Stockholders' deficiency....................................     (357,677)     (1,217,771)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED AT THE END OF THIS PROSPECTUS, BEGINNING ON PAGE F-1. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS MADE IN THIS SECTION. WE URGE PROSPECTIVE INVESTORS TO EXERCISE CAUTION AND NOT TO PLACE UNDUE RELIANCE ON ANY SUCH FORWARD-LOOKING STATEMENTS.

    OVERVIEW. Entertainment Boulevard is a development stage company that provides Internet entertainment and information services, including music videos, movie trailers, sports programming and infomercials. We also provide video encoding services for other companies. Our content is delivered on the Internet at www.vidnet.com.

    We anticipate that our business will incur significant operating losses for the foreseeable future. At this time, we believe that our survival and success depends primarily upon our ability to obtain advertising and sponsorship revenue and to achieve sales through our Web site. To date, Entertainment Boulevard has not generated any significant revenue and our ability to do so in the future is substantially uncertain.

    Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets like Internet commerce. Such risks include, but are not limited to, an evolving and unpredictable business environment and the management of growth. To address those risks, we must, among other things:

    - grow and maintain our audience;

    - implement and successfully execute our business and marketing strategy;

    - continue to develop and upgrade our technology;

    - improve our Web site;

    - respond to competitive developments; and

    - attract, retain and motivate qualified personnel.

We may not be successful in addressing those risks and the failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, our lack of an operating history makes predictions of future operating results difficult to ascertain.

    Currently, our Internet ads are priced on a cost-per-thousand ads displayed basis. These are measured by the number of times viewers click on that specific advertisement. As a result, we believe that our future Internet commerce and advertising revenue depends largely on increasing the vidnet.com audience. Revenues from Internet-generated transactions are recorded at the time the vendor ships the product to the customer. Revenues from advertisements on vidnet.com are recognized ratably in the period in which the advertisement is displayed, provided that no significant Entertainment Boulevard obligations remain.

    Future advertising revenues may include barter revenues, which represent an exchange of advertising space on our Web site for reciprocal advertising space on third parties' Web sites or for rights under Internet distribution agreements. Revenues from barter transactions are recorded as advertising revenues at the lower of estimated fair value of the advertisements received or delivered and are recognized upon publication of the advertisements on our Web site. Barter expenses are also recorded at the lower of estimated fair value of the advertisements received or delivered and are recognized when Entertainment Boulevard's advertisements run on the reciprocal media property, which is typically in the same period in which the advertisements run on our Web site.

    We may spend substantial funds for advertising without receiving revenues during our sales cycles. Our dependence on advertising revenues subjects us to additional risks because the cycles for those sales vary significantly. The time between the date of initial contact with a potential advertiser and receipt of a purchase order from the advertiser may range from as little as six weeks to up to nine months. Advertising sales are also affected by factors over which we have little or no control. If sales are delayed or do not occur, our operating results for a particular period may be adversely affected.

    We have recently started to derive revenues by encoding audio and video media into a digital format that allows distribution of the encoded media over the Internet. Revenues from encoding services are recognized upon delivery of the encoded media, provided that we have no significant obligations remaining and collection of the related receivable is deemed probable.

    We have entered into various license arrangements and strategic alliances in order to build our audience, provide content, generate additional online traffic, and establish additional potential sources of revenue. We expect that we will continue to enter into such arrangements. Those arrangements and alliances may involve significant amounts of intangible assets, or non-cash charges that may affect our operating results over the next several fiscal periods. As of December 31, 1999 those transactions have not resulted in any material affect on our operations. However, future operating results may be adversely affected by amortization of any intangible assets acquired.

    We have incurred significant net losses and negative cash flows from operations since our inception. As of December 1999, we had an accumulated deficit of approximately $15,016,739. We intend to continue to make significant financial investments in marketing and promotion, content, technology and infrastructure development. As a result, we believe that we will continue to incur operating losses and negative cash flows from operations for the foreseeable future, and that such losses and negative cash flows will increase for at least the next year. To achieve profitability, we need to increase the size of our audience and our revenues from advertising, e-commerce sales and encoding services.

    RESULTS OF OPERATIONS--FISCAL YEAR ENDED DECEMBER 31, 1999 COMPARED TO
     FISCAL YEAR ENDED DECEMBER 31, 1998

    As described above, we are still in the early stages of development. As a result, the following comparisons may not be meaningful.

    REVENUE. Revenue increased to $268,039 for the year ended December 31, 1999, from $0 for the same period in 1998. Such increase is due to advertising revenues.

    COMPENSATION EXPENSE. Compensation expense increased approximately 313% to $2,921,494 for the year ended December 31, 1999, from $708,145 for the same period in 1998. This increase was due primarily to non-cash charges related to stock-based compensation of $2,159,858 and an increase in our staff to twenty-four employees at December 31, 1999 from seven employees at December 31, 1998, partially offset by the elimination of an officer's salary.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 254% to approximately $71,200 for the year ended December 31, 1999, from approximately $20,100 for the same period in 1998, primarily as a result of increased capital expenditures.

    CONSULTING EXPENSE. Consulting expense increased to approximately $631,900 for the year ended December 31, 1999, from $0 for the same period in 1998. This non-cash expense relates to stock option grants for services rendered.

    OTHER OPERATING EXPENSE. This category increased 340% to approximately $3,095,734 for the year ended December 31, 1999, from approximately $703,000 for the same period in 1998 due to costs to support the growth of the business, including office supplies and minor equipment, insurance, training and trade shows. In addition, we incurred expenses for advisors, legal fees and auditors in connection with our preparation of the registration statement of which this prospectus is a part.

    INTEREST EXPENSE. Interest expense increased to approximately $54,400 for the year ended December 31, 1999, from $3,755 for the same period in 1998. This change was a result of increased short-term and long-term borrowings.

    FINANCING COSTS. Financing costs increased to approximately $6,115,237 for the year ended December 31, 1999, from $0 for the same period in 1998. This non-cash expense relates primarily to the January 1999 conversion of long-term debt owed by International Net Broadcasting into shares of our common stock at a below market price and the issuance of debt with detachable stock purchase warrants.

    RESULTS OF OPERATIONS--FISCAL YEAR ENDED DECEMBER 31, 1998 AND PERIOD FROM
     APRIL 1, 1997 TO DECEMBER 31, 1997

    COMPENSATION EXPENSE. Compensation expense increased 71% to $708,000 for the year ended December 31, 1998, from $415,000 for the period from April 1, 1997, the date of our inception to December 31, 1997. This change was due to an increase in the number of employees to nine at December 31, 1998 from five at December 31, 1997.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 569% to approximately $20,000 for the year ended December 31, 1998, from approximately $3,000 for the period from April 1, 1997 to December 31, 1997, as a result of increased capital expenditures and leasehold expansions.

    OTHER OPERATING EXPENSE. This category increased 304% to $703,000 for the year ended December 31, 1998, from $231,000 for the period from April 1, 1997 to December 31, 1997. This change was due to costs related to the growth of our business, including office supplies and minor equipment, insurance, training and trade shows.

    INTEREST EXPENSE. Interest expense increased to $4,000 for the year ended December 31, 1998 from $0 for the the period from April 1, 1997 to December 31, 1997.

    LIQUIDITY AND CAPITAL RESOURCES. Since our inception, we have financed our operations primarily through loans totaling $3,861,393 and private sales of our equity securities totaling $3,621,025. We incurred offering costs of approximately $456,800 in connection with these sales. As of December 31, 1999, we had on hand approximately $429,408 in cash, cash equivalents and short-term investments. We are currently negotiating a $1 million line of credit but we do not have access to a line of credit at this time. In addition, since
December 31, 1999, we have raised $2,000,000 through the sale of additional shares of Series A preferred stock and another approximately $10 million through the sale of units consisting of short-term promissory notes and warrants to purchase common stock. These units are involved in an exchange offer which, if successful, will convert the promissory notes to common stock. For the year ended December 31, 1999, we had revenues of approximately $268,000 derived primarily from the sale of advertising. We anticipate that we will continue to generate revenue from advertising in the future, as well as from our video encoding service.

    For the year ended December 31, 1999, operating activities used net cash of approximately $3,565,000, primarily from a net loss from operations of approximately $12,932,000 which was partially offset by non-cash stock-based compensation and financing charges of approximately $8,907,000. In addition, financing activities provided net cash of approximately $4,193,000, primarily from the proceeds from the placement of short-term debt and the sale of equity securities which totaled approximately $4,551,000. This was partially offset by payments on the short-term debt and offering costs which totaled approximately $1,089,000. For the year ended December 31, 1999, our investing activities used net cash of approximately $399,000, primarily to purchase equipment.

    For the period from inception to December 31, 1999, operating activities used net cash of approximately $5,453,000, primarily from a net loss from operations of approximately $15,017,000 which was partially offset by an increase in accounts payable and accrued liabilities of approximately $956,000. In addition, financing activities provided net cash of approximately $6,370,639, primarily from the proceeds from the placement of debt and the sale of equity securities. This was partially offset by offering costs of approximately $456,784. For the period from inception to December 31, 1999, our investing activities used net cash of approximately $488,653, primarily to purchase equipment.

    We have experienced a substantial increase in our compensation expenses, capital expenditures and operating lease costs since our inception. This is consistent with the growth in our operations and staffing and we anticipate that this trend will continue for the foreseeable future. Additionally, we plan to expand our sales and marketing programs and conduct more aggressive brand promotions. Based on our anticipated operating expenses of approximately $300,000 per month, we expect that our present cash balance, plus net proceeds from the recent sale of additional shares of Series A preferred stock and units, subject to the successful completion of the pending exchange offer involving those units, and revenues from operations will be sufficient to meet our anticipated needs for working capital and capital expenditures for the foreseeable future. Our ability to grow will depend in part on our ability to expand and improve our Web site content material.

    We may need to raise additional funds to:

    - Take advantage of unanticipated opportunities including--

       - more rapid expansion;

       - acquisition of complementary businesses; and

       - development of new products.

    - React to unforeseen difficulties including--

       - loss of key personnel;

       - rejection by users of our Web site; and

       - other competitive pressures.

    If we raise additional funds through the issuance of equity securities, the percentage ownership of our then existing stockholders will be reduced. Moreover, stockholders may experience additional and significant dilution and such equity securities may have rights, preferences or privileges senior to those of our common stock. Additional financing may not be available on terms acceptable to Entertainment Boulevard, or at all. If we are unable to obtain sufficient funds on a timely basis, we may be unable to implement our business plans, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

    RECENT ACCOUNTING PRONOUNCEMENTS. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. Statement of Position No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. We do not anticipate that the adoption of Statement of Position No. 98-1 will have a material impact on Entertainment Boulevard's financial statements.

    In April 1998, the AICPA issued Statement of Position No. 98-5, "Reporting on the Costs of Startup Activities." Statement of Position No. 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As Entertainment Boulevard has expensed those costs historically, the adoption of that standard will not have a significant impact on its financial statements.

                              RECENT DEVELOPMENTS

    SALE OF SERIES A PREFERRED STOCK. On September 3, 1999, we entered into an agreement with H.A.A. Inc., Lowen Holdings and Beestons Investment Ltd., or the purchasers, that provided for:

    - the immediate sale of 2,000 shares of Series A preferred stock to those entities for $2 million; and

    - the sale of another 2,000 shares of Series A preferred stock to those entities for an additional $2 million.

    The second transaction closed on March 15, 2000. All 4,000 shares of Series A preferred stock were converted into 2,723,647 shares of common stock at that time.

    Under the agreement, the purchasers were granted certain registration rights with respect to the shares of common stock underlying their Series A preferred stock. As a result, those purchasers are included as selling stockholders in this prospectus. In addition, among other things, for two years the purchasers have the right to approve the appointment of any new or replacement member to our board of directors, and the right to have Robb Peck McCooey Clearing Corporation appoint a board observer to attend meetings of our board of directors.

    Under the agreement, until 180 days after the date of this prospectus, with certain exceptions, we can not offer, sell, grant any option to purchase, or otherwise dispose of any of our equity or equity-equivalent securities at a price that is less than the market price of the common stock at the time of issuance of such security without the prior written consent of the purchasers. We must also get the written consent of the purchasers before offering or selling a convertible security if the conversion price is less than the market price of our common stock at the time of issuance of such security. In addition, with certain exceptions, for a period of not less than 90 trading days after the date of this prospectus, we cannot, without the prior written consent of the purchasers:

    - register any of our securities for resale; or

    - issue or sell any of our equity or equity-equivalent securities.

    In connection with the sale of the Series A preferred stock, we entered into a Placement Agency Agreement with Robb Peck for placement agent services as well as investment-banking services. For acting as placement agent with respect to the Series A preferred stock, Robb Peck and some of its key employees were granted:

    - warrants to purchase 250,000 shares of our common stock for $2.00 per share any time from September 3, 2000 until September 2, 2004; and

    - warrants to purchase additional 250,000 shares upon the same terms upon completion of the sale of the additional shares of Series A preferred stock.

    If Robb Peck provides us with investment banking services, it will be paid additional fees as specified in the agreement. The shares underlying Robb Peck's and its employees' warrants have the benefit of certain registration rights. As a result, Robb Peck and its employees are included as selling stockholders in this prospectus. In connection with the sale of the Series A preferred stock, Stephen Brown, our chief executive officer, agreed to a 270 day lock-up as to the sale of 1,425,000 shares obtainable by him through the exercise of warrants. See "Shares Eligible for Future Sale" and "Certain Transactions and Relationships."

    SHORT-TERM LOANS TO ENTERTAINMENT BOULEVARD.  On January 14, 2000,
H.A.A. Inc. and Forest Equities, Ltd. loaned us a total of $200,000 with an interest rate of 10% per year. On March 15, 2000, the principal and interest were converted into 203,388 shares of our common stock at the lenders' election. In connection with the loan, the lenders received five-year warrants to purchase a total of 50,000 shares of our common stock at $1.00 per share. The shares obtained upon conversion of the loan, as well as the shares issuable upon exercise of the warrants, are included in the shares being registered for H.A.A. Inc. and Forest Equities, Ltd. as selling stockholders in this prospectus.

    SHORT-TERM LOAN BY ENTERTAINMENT BOULEVARD. In January 2000, we made advances of approximately $486,000 to a digital production company. The note is due and payable on demand.


    SALE OF UNITS AND UNIT EXCHANGE OFFER. On December 28, 1999, we entered into an agreement with an investment banking firm to act as placement agent for units of our securities. From December 28, 1999 through February 3, 2000, the placement agent sold 105.15 units. Each unit consists of a $100,000 note payable in 90 days with an interest rate of 10% per year and a five-year warrant to purchase 40,000 shares of common stock at $1.00 per share. The shares issuable upon exercise of the warrants will have certain piggy-back registration rights. Proceeds from the unit offering were used for working capital and general corporate purposes. In accordance with generally accepted accounting principals, we will recognize the fair market value of the warrants as financing costs over the term of the notes. The aggregate value of the warrants issued in connection with this debt would be approximately $15,500,000 which is expected to be recorded in the first quarter of 2000.



    On February 24, 2000, we offered these note holders the opportunity to exchange their notes for shares of common stock. The aggregate amount of debt outstanding related to this potential exchange was approximately $10,515,000 at the time the offer was made. The exchange rate offered to the note holders is 50,000 shares of common stock and 20,000 stock purchase warrants with an exercise price of $4.00 per share for every $100,000 of debt held. The exchange rate at the time of the offer was beneficial to the note holders. If all of the note holders were to participate in the exchange, we would incur a charge to earnings of approximately $25,500,000, which represents the difference between the trading price of the common stock and the exchange rate of the notes which we expect would be recorded in the first quarter of 2000. To the extent a note holder does not participate in the exchange, we expect to repay the notes out of the proceeds we received from the sale of the additional shares of Series A preferred stock.



    TERMINATION AGREEMENT. In connection with our agreements with the investment banking firm that placed 105.15 units of our securities from December 1999 through February 2000, Robb Peck agreed to terminate certain of its rights under the Placement Agency Agreement dated September 3, 1999 in return for warrants to purchase an additional 500,000 shares of common stock, provided that the investment banking firm is able to raise $5 million for Entertainment Boulevard on or before March 15, 2000. The shares issuable upon exercise of those warrants are included in the shares being registered for Robb Peck and its key employees as selling stockholders in this prospectus.


    The termination agreement also provided that if the investment banking firm raised at least $5 million on or before March 15, 2000, Robb Peck would use its best efforts to cause all outstanding shares of Series A preferred stock to be converted into common stock. Entertainment Boulevard agreed that the conversion rate under these circumstances would be one share of common stock for each $1.50 of stated value of Series A preferred stock. As of March 15, 2000, the required amount had been met and the holders of the outstanding shares of Series A preferred stock converted their shares into 2,723,647 shares common stock.

                                    BUSINESS

ENTERTAINMENT BOULEVARD

    Entertainment Boulevard is a digital media company focused on creating the premier destination for streaming Internet entertainment and information video. Streaming is a technique for transferring data so that it can be heard or viewed as it is received. Taking advantage of the unique benefits of digital media, Entertainment Boulevard strives to offer appealing content for viewers while providing a marketing platform for record labels, movie studios, sports programmers, advertisers and merchants. Because our content is designed to attract and retain an audience composed principally of consumers who are 12 to 40 years old, advertisers on Entertainment Boulevard can target a valuable and elusive group of consumers.

    We deliver content on-demand to our users in an interactive format so our Web site users are not confined to receiving content in the programmed, linear sequences broadcast by radio and television. Broadband access to the Internet is achieving greater consumer acceptance and enables us to add our highest quality audio and video content to vidnet.com. Broadband channels have a wider bandwidth than conventional telephone lines, which gives them the ability to carry video, voice and data simultaneously. We have also perfected the video encoding process to allow for superior quality of Internet video content, enabling us to provide encoding services to third parties as an added source of revenue. Unlike other encoding services, Entertainment Boulevard is the only streaming media encoder on the Internet to provide in-house content for its own established network.

    Entertainment Boulevard was formed in December 1997 in the State of Nevada to acquire and develop mining properties. Prior to February 2, 1999, we operated under the name Sedmet Exploration Inc. and acquired certain mining rights in Tooele County, Utah. Although we still hold those rights, we are no longer in that line of business. Instead, our only operations are through our wholly owned subsidiary, International Net Broadcasting, which we acquired in January 1999. Our present operations, assets and employees are primarily those of International Net Broadcasting. On January 31, 2000, we re-launched our Web site at www.vidnet.com. A link from our previous address at www.entertainmentblvd.com, which was launched in March 1998, automatically directs traffic to our new Web site. Prior to March 1998 Entertainment Boulevard and/or International Net Broadcasting operated several Web sites, including www.vidnet.com, www.vidnetusa.com and www.screenclips.com.

INDUSTRY BACKGROUND

    THE MUSIC INDUSTRY. According to the Recording Industry Association of America, the dollar value of recorded music shipments in the U.S. reached $13.7 billion in 1998. In 1997, worldwide shipments were valued at $38.1 billion. Music videos experienced a significant increase in demand, with unit shipments valued at $508 million in 1998, a 56.8% increase from 1997. Unit shipments of CDs increased from 763.1 million in 1997 to 847 million in 1998, or approximately 11%, with a dollar value of $11.4 billion in 1998. The Recording Industry Association reported sales of DVDs for the first time in 1998, with unit shipments totalling 485,000 valued at $12.2 million.

    We believe that the growth in CD and DVD sales indicates a shift in the music industry towards the primary form of music distribution occurring on a digital platform. This allows music to be played and disseminated on a computer. Further, we believe that the greatest challenge facing the industry is to effectively market new material to the increasing number of computer users. The proportion of purchases made by 15 to 24 year-olds, once considered the stronghold of the industry, decreased from 32.2% in 1996 to 28% in 1998. We believe this evidence points to the music industry's need for new music media brands, distributors and mediums that focus on consumers in the 12 to 40 year-old age bracket.

    THE ROLE OF ENTERTAINMENT MEDIA. Increasingly, traditional music media have de-emphasized the introduction of new music in favor of programming strategies designed to reach the largest possible audience. Because active music consumers are inclined to change the channel when they hear a song that they dislike, traditional media programmers must limit the amount and range of music or videos they broadcast to keep consumers tuned in and attract advertisers. Music television brands such as MTV have adopted half-hour programming strategies to avoid the symptomatic channel-changing associated with programmed music videos. Similarly, radio formats have become more segmented in an effort to target particular segments of listeners for advertisers. As a result, fewer new music videos and songs receive airplay, making it more difficult for record labels to market, and for consumers to discover, new music.

    Compounding the challenge for traditional media, a number of marketers believe young consumers respond to advertisements differently from their older counterparts and prefer to encounter those advertisements through a more interactive and diverse medium such as the Internet. We believe that sports broadcasting companies and movie studios can take advantage of the opportunity to reach a large and diverse audience by using the Internet to promote their products.

    GROWTH OF DIGITAL MEDIA. Significant growth in consumer use of personal computers and other interactive devices has created new opportunities for digital media like the Internet. According to International Data Corporation, U.S. home PC penetration grew from 44.5% in 1998 to 48% in 1999 and is projected to reach 60% by 2003. Almost all new PCs include modems for Internet access and a high speed CD-ROM or DVD-ROM drive. In addition, International Data Corporation projects that worldwide Internet usage will grow from approximately 196 million users in 1999 to over 500 million users in 2003. As a new mass medium, the Internet is already attracting significant advertising spending. Forrester Research estimates that worldwide Internet advertising revenues will be approximately $15 billion by 2002.

    The Internet has emerged as a significant mass medium by providing features and functions that are unavailable in traditional media. For example, consumers can quickly access personalized information and advertisers can target specific demographic groups based on customer tastes and buying patterns. Digital media such as the Internet are quickly becoming the media of choice for individuals in the 12 to 40 year-old age group. According to Jupiter Communications, the number of teens who regularly access the Internet will double to more than 16 million by 2002.

    Despite the popularity of the Internet, most consumers cannot experience high quality audio and video over their relatively low bandwidth Internet connections. As bandwidth increases, consumers are likely to demand CD-quality audio and full-motion video, particularly in the entertainment context where they are accustomed to such audio and video quality from traditional media. New platforms, such as cable and DSL modem and satellite data broadcast, were created to provide high speed access to digital media. DSL, or Digital Subscriber Lines, use sophisticated methods to transmit data over regular telephone lines at much higher speeds than are normally possible. Using satellites to transmit data avoids the congestion associated with low bandwidth, thereby speeding delivery. High speed Internet access provider excite@Home reported that it had approximately 840,000 cable modem subscribers at September 30, 1999. Road Runner reported that the subscriber base for its cable-delivered online service was over 420,000 at the end of the same period.

    If new distribution technologies do not become widely used, we may be unable to effectively distribute our audio and video content in its most compelling format. Consumers must access our content over a high-bandwidth connection to fully appreciate the quality of our audio and full-motion video content. Bandwidth refers to the capacity of a network to carry data. High bandwidth refers to a network that is able to transmit intensive data streams like the audio and video offered on vidnet.com. The failure of those technologies to gain widespread acceptance will negatively impact our business.

    THE OPPORTUNITY FOR A MEDIA BRAND IN DIGITAL MEDIA. We believe that the 12 to 40 year-old consumers are a valuable demographic segment for advertisers. Research conducted by Mediamark Research Inc. demonstrates that this audience generally:

    - invests substantial amounts of time and money in music and music-related merchandise;

    - adopts technological advancements early; and

    - watches less television than they used to.

    Despite their common affinity for music and movies, these consumers have diverse tastes and interests and advertisers typically find it difficult to target them as a group in a cost effective manner. As traditional media brands have tried to address the changing viewing and listening habits of this audience for the benefit of advertisers, such traditional methods have become less effective outlets for marketing new music and movies. These limitations have encouraged:

    - active music consumers to find new ways to discover music;

    - the music and movie industries to pursue alternative methods to promote new releases; and

    - advertisers to use new media vehicles to promote and sell their products.

    The rapid growth in home PC penetration, Internet usage and highspeed Internet services presents the opportunity to exploit the advantages of digital media to better promote new music and movies to the valuable demographic group seeking to discover them. We believe a significant opportunity exists to create a brand in digital media that serves as a single destination for the:

    - consumer to discover new music and movies;

    - entertainment industry to promote new releases; and

    - advertising community to target a highly attractive demographic.

THE ENTERTAINMENT BOULEVARD MEDIA PROPERTIES

    Our media properties are accessed through our Web site. Those properties are:

    ENTERTAINMENT BOULEVARD MUSIC. Entertainment Boulevard Music is an interactive music video channel on the Web. Since its launch in March 1998, traffic to the site has risen dramatically and the viewer base has expanded to include viewers from over 115 countries. There are approximately 2,000 videos available on Entertainment Boulevard Music and more are added each week.

    Entertainment Boulevard Music's video selection features a wide variety of musical formats, including:

Rock/Metal             Urban             Christian
Pop                    Country           Jazz/Swing
Dance                  Reggae            Latin

Videos are presented with video technology that requires only a few seconds of download time via the free RealNetworks RealPlayer G2 or Microsoft Windows Media Player. The RealPlayer G2 and Microsoft Windows Media Player allow videos to be viewed at speeds up to 300kbps. After watching the videos, viewers can immediately purchase related products from CheckOut.com.

    In addition to music videos, viewers can read news and reviews through Entertainment Boulevard's recent alliance with GO Network's WALL OF SOUND. Viewers can also watch their favorite artists in the recently launched "Backstage" segment, which features interviews and behind-the-scenes looks at how videos are made.

    ENTERTAINMENT BOULEVARD MOVIES. Entertainment Boulevard Movies provides movie trailers from the motion picture studios to be broadcast over our Web site. Trailers are separated into three categories:

    - "Coming Soon"

    - "Now Playing"

    - "On Video"

    Users can also search for films by title, actor, director, screenwriter, producer, studio, MPAA rating, or genre. Viewers can also view the Top 20 trailers, as determined by the number of times each trailer is played. Each trailer is accompanied by still photos from the film as well as screen credits, including cast, and a brief outline of the film's plot. Entertainment Boulevard Movies currently features 375 movie trailers and offers new ones each week. Our recent alliance with GO Network's MR. SHOWBIZ also adds reviews, movie news and box office statistics to Entertainment Boulevard Movies. After watching the movie trailers, our viewers can purchase videos and DVDs through Entertainment Boulevard's arrangement with CheckOut.com.

    ENTERTAINMENT BOULEVARD NETFOMERCIALS. Entertainment Boulevard recently launched a unique and cost-effective way for infomercial companies to expose their products to viewers. The "netfomercials" are separated into such categories as beauty, auto and home and can be viewed via the RealPlayer G2 and Microsoft Windows Media Player. Each netfomercial page includes a detailed description of the individual product as well as ordering information and product and shipping costs. The companies selling the products provide us with the finished infomercials and handle their own product sales. Entertainment Boulevard earns a percentage from the sale of the products.

    ENTERTAINMENT BOULEVARD SPORTS. Entertainment Boulevard intends to erase the traditional geographic boundaries of sports in order to introduce worldwide computer users to various sports broadcasts. All of the sports shows broadcast on our Web site are available on demand so that users may enjoy the shows of their choice at their convenience. Entertainment Boulevard Sports is the on-line home of the following programs:

    - MCCARVER ONE ON ONE. "McCarver One on One" entertains listeners with audio broadcasts of Tim McCarver's interviews with such sports stars as Katarina Witt, Tony Gwynn, Marcus Allen, Yogi Berra, Serena Williams and many others.

    - TALKING BASEBALL. "Talking Baseball" is a weekly Internet radio show focusing on fantasy and rotisserie baseball. Listeners of the show and visitors to the Web site range from casual baseball fans to hard core baseball enthusiasts. The show begins with the picks of the week, followed by fantasy and rotisserie news covering key player movement and injuries for the week. Additional content includes interviews and baseball statistics and trends with fantasy and rotisserie implications.

    - BEARS-PACKERS SHOWDOWN. This weekly football show provides locker room audio from the NFL. Each show features interviews, discussion and parodies highlighting the rivalries in pro sports and football games of national interest in the NFL. The Bears-Packers Showdown has broadcast locker room interviews with pro football players such as John Elway, Randy Moss, Terrell Davis and Deion Sanders, among others.

    - SPORTSNETWORK. This site provides Internet users with complete news and scores from around the world of sports.

    - LISTEN TO THE EAGLE. Soon to launch, "Listen to the Eagle" is an outdoor recreation show to be broadcast in weekly audio and video formats.

THE ROLE OF ENTERTAINMENT BOULEVARD

    We believe that Entertainment Boulevard offers access to a greater selection of music, movie trailers and sports programming than is typically available through traditional media. We also believe Entertainment Boulevard allows record labels, movie studios and sports programmers to promote their content to a broader market than can be reached through traditional media. Since its introduction in March 1998, visits to our Web site have grown by approximately 20% per quarter. Currently we average about 150,000 visitors per day.

    Key elements of Entertainment Boulevard's programming include:

    COMPELLING CONTENT. Entertainment Boulevard broadcasts exclusive and original content, including sports radio shows and audio and video interviews. Entertainment Boulevard also offers on-demand music videos and movie trailers, news, and album and movie reviews. We work closely with many independent and major record labels and movie studios. We believe that our relationships with the entertainment industry, as well as our expertise in digital media production, provide us a strategic advantage in offering appealing broadband content to our users.

    PROMOTIONAL OUTLET FOR RECORD LABELS AND MOVIE STUDIOS. Record labels and movie studios can work with Entertainment Boulevard to promote their new releases to the large group of music buyers and movie fans who make up the Entertainment Boulevard user community. Record companies can use Entertainment Boulevard to introduce users to a variety of new artists and to inform them of new releases from established artists. Movie studios can use Entertainment Boulevard as an additional outlet to broadcast their trailers and inform the movie-going public of new releases in theaters or on video and DVD.

    EFFECTIVE ENVIRONMENT FOR ADVERTISING AND COMMERCE. Entertainment Boulevard provides advertisers with access to a highly desirable group of consumers in an entertainment environment. Advertisers who have difficulty reaching this audience can turn to Entertainment Boulevard for targeted advertising and direct marketing to this group. Entertainment Boulevard's access to a large audience of music consumers also provides us with a strategic advantage in selling digitally downloaded music. In addition, the content on vidnet.com acts as a promotional incentive to purchase CDs, DVDs and videos.

OUR OBJECTIVE AND STRATEGY

    Our objective is to establish Entertainment Boulevard as the premier destination for streaming video entertainment and information. Key elements of our strategy are:

    DEVELOP AND COMPILE APPEALING CONTENT. We have developed strong working relationships with many major and independent record labels and movie studios, as well as several sports broadcasting companies and infomercial distribution companies. Our content acquisition team is in regular contact with record labels and movie studios to keep the vidnet.com site up to date with the latest music videos and movie trailers. Our strategy is to engage core groups of editors, artists, video producers and other content creators on a full time basis. However, we have no long-term contracts with any record labels or motion picture studios and those labels or studios may not continue to make their content available to us on reasonable terms, or at all. We are also committed to adding new features and services.

    INCREASE OUR AUDIENCE. We believe that increasing the size and loyalty of our audience is critical to our success. In addition to providing compelling content, we believe that we can continue to build our audience through distribution agreements with high-traffic Web sites and through a variety of marketing techniques, including trade advertising and contests. Use of our pop-up video players on other Web sites has been a valuable source of increased traffic. Pop-up players are windows developed to provide streaming video on another Web site.

    BUILD BRAND AWARENESS. Increasing awareness of the Entertainment Boulevard brand is essential to our ability to increase our audience and attract advertisers. We intend to build brand awareness through online advertising and strategic alliances with high traffic Web sites and through the traditional mediums of print, radio, television and billboard advertising. We believe that increased awareness of the Entertainment Boulevard brand will enable us to increase our attractiveness to advertisers who target the Entertainment Boulevard audience.

    INCREASE ADVERTISING REVENUE BY CAPITALIZING ON ATTRACTIVE AUDIENCE DEMOGRAPHICS. Entertainment Boulevard seeks to increase its advertising revenues by offering advertisers access to targeted consumer groups. Our strategy is to focus on large consumer and direct marketers who target music, movies, or sports fans in relevant environments. We believe that Entertainment Boulevard offers an engaging interactive

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environment where leading brand marketers can target their messages to an audience that is making its early brand decisions.

    TAKE ADVANTAGE OF NEW DISTRIBUTION TECHNOLOGIES. The increased commercial availability of new technologies enabling broadband access to the Internet will allow Entertainment Boulevard to increase distribution of the high quality transmission already available on vidnet.com. We believe that our extensive experience in developing high quality, media content will provide a competitive advantage over other content providers as technologies permitting high-speed access to the Internet become more widely available.

    GENERATE E-COMMERCE REVENUES. We aggressively pursue strategic and marketing relationships with retailers focused on Web distribution to enable us to exploit

e-commerce opportunities. Entertainment Boulevard is well positioned to sell music through digital downloads through its alliance with Liquid Audio. We also offer our users the ability to easily and economically purchase CDs, DVDs, videos and games through our relationship with CheckOut.com. Our netfomercial programming provides infomercial producers an Internet outlet for their products. Entertainment Boulevard shares in the profits from these on-line sales. Another future e-commerce opportunity includes the sale of athletic equipment through Entertainment Boulevard Sports.

    INCREASE ENCODING SERVICES. Entertainment Boulevard intends to expand its new encoding services department to increase revenues and further augment its brand awareness as a premiere encoding company. We are building awareness through trade shows and a press announcement.

    PURSUE STRATEGIC ALLIANCES AND ACQUISITIONS. We believe that our strategic relationships with various media and Internet-related companies such as the GO Network, Bolt.com, CheckOut.com and Scour.Net will help attract users and facilitate advertising sales, although some of our agreements with strategic partners may prohibit us from entering into similar arrangements with competitors of those partners. This may limit our ability to enter into favorable arrangements with complementary businesses and could limit our growth. Our failure to maintain or renew our existing strategic alliances or to establish new ones could also have a negative impact on our business. We may also seek to increase our Web site traffic, market share and revenues through strategic acquisitions if the opportunity arises.

REVENUE SOURCES

    ADVERTISING AND SPONSORSHIPS. Entertainment Boulevard derives a portion of its advertising revenues from banner advertisements that are prominently displayed at the top of pages throughout vidnet.com. From each banner advertisement, viewers can hyperlink directly to the advertiser's own Web site, thus providing the advertiser the opportunity to directly interact with an interested customer. Advertisers may purchase either run-of-site banners or banners specifically targeted to a subset of Entertainment Boulevard. For example, advertisers can target baseball fans by placing banner ads in

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the "Talking Baseball" section of the sports programming or they can target country music fans by placing banner ads on the country music page of Entertainment Boulevard Music.

    Advertisers may also purchase banners that will be viewed by users of other sites by advertising on the Entertainment Boulevard pop-up video players. For instance, advertisers targeting teenagers could place ads on the Bolt.com music video player. Entertainment Boulevard plans to charge premium advertising rates for any level of targeted advertising.

    In addition to traditional banner ads, Entertainment Boulevard also sells streaming video ads. These fifteen to thirty second advertisements stream prior to videos that play on Entertainment Boulevard Music. Arizona Jeans is currently taking advantage of this new advertising opportunity.

    Advertising orders are short term and subject to cancellation without penalty until shortly before the advertisement actually runs. Entertainment Boulevard outsources its advertising to multiple sources, including The Virtual Music Vault. The Virtual Music Vault targets exclusively music-oriented Web sites, so advertisers know their products will be relevant for Entertainment Boulevard Music users. These advertisers include Firstlook.com and BMG Music Service. However, we are dependent upon a limited number of advertisers in any quarterly period. The loss of a key relationship with an advertising source or the cancellation or deferral of even a limited number of orders could adversely affect our quarterly financial performance. Our revenues for the foreseeable future will depend substantially on sales of advertising and sponsorships.

    If we do not generate sufficient advertising and/or sponsorship revenues, our business may not grow or survive. Internet advertising rates are based on the size of the audience at the Web site where the advertising is displayed. If our audience at vidnet.com is smaller than that at other Web sites, our advertising rates could be reduced. To increase our audience we need to establish and maintain distribution relationships with high traffic Web sites. There is intense competition for placements on those sites and we may not be able to enter into such relationships on commercially reasonable terms or at all. Even if we do enter into distribution relationships with those Web sites, our audience may not increase as of result of the relationship if those Web sites do not continue to attract significant numbers of users. Because Internet advertising is relatively new, it is difficult to predict the extent of further growth, if any, in Web advertising expenditures.

    If the Internet advertising market fails to develop, our business will be adversely affected. Our future success depends on an increase in the use of the Internet and other forms of digital media for advertising. If advertisers believe the Internet is undesirable or less effective than traditional advertising for promoting their products and services, our growth will be limited. In addition, the widespread use of available

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software that limits or prevents advertising from being delivered to an Internet user's computer could adversely affect our ability to sell Internet advertising.

    Software programs that track Internet usage and other tracking methodologies are rapidly evolving and may not keep pace with the information needs of our advertisers. It is important to our advertisers and sponsors that we accurately measure the demographics of our user base and the delivery of advertisements on our Web site. Companies may not advertise on vidnet.com or may pay less for advertising if they don't believe our measurements are reliable. We currently depend on third parties to provide certain of those measurement services. If they are unable to provide those services in the future, we would need to perform them ourselves or obtain them from another provider, if available. This could cause us to incur additional costs or cause interruptions in our business during the time we are replacing those services.

    OPPORTUNITIES IN E-COMMERCE. Entertainment Boulevard currently facilitates the sale of pre-recorded music to consumers through its relationship with CheckOut.com and through digital downloads. We also make on-line product sales available through the Entertainment Boulevard Netfomercial site.

    CheckOut.com is the exclusive commerce provider for music, videos and games for the Entertainment Boulevard Web site. We expect our two-year alignment with CheckOut.com to generate significant revenues as time progresses because we will split all net proceeds from products sold to Entertainment Boulevard users equally with CheckOut.com. In addition, CheckOut.com will make a one-time payment to Entertainment Boulevard for all new referral customers making purchases on CheckOut.com.

    Entertainment Boulevard has integrated CheckOut.com commerce links throughout vidnet.com and on the pop-up video players that it licenses to third parties. CheckOut.com is responsible for all aspects of order processing and product delivery. CheckOut.com offers special promotions to Entertainment Boulevard users.

    Liquid Audio is a leading provider of software and services for the Internet delivery of music. Through a recent agreement, Entertainment Boulevard became an affiliate in the Liquid-TM- Music Network. This affiliation provides our users with access to Liquid Audio's entire catalog of secure digital music downloads. Liquid Audio distributes one of the Internet's largest catalogs of secure downloadable music, with music from approximately 600 record labels. A secure digital download encrypts a music file so that it is impossible for others to "steal" a copy of the music file during the download.

    Entertainment Boulevard Netfomercials broadcasts infomercials on demand in such categories as beauty, auto and home. Each infomercial company handles its own product sales and Entertainment Boulevard earns a percentage of the sales.

    Entertainment Boulevard intends to continue to pursue opportunities to sell other lifestyle products relevant to its audience.

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    Based on these e-commerce arrangements, we may be liable to consumers of the products and services because of the links we provide, even though we do not provide the products or services. While our agreements may provide that we will be indemnified against any liabilities, the indemnification, if available, may not be adequate. In addition, our insurance may not adequately protect us against these claims. Even if the claims do not result in liability, we could incur significant costs in investigating and defending against them.

    VIDEO ENCODING AND OTHER SERVICES. As an additional source of income, we provide digital encoding services to various third parties, including the Health Channel/ Discovery Channel and DVD Express. Typically, the client provides us with a finished master videotape. We convert that content into a digital medium which is then compressed and encoded for viewing at designated delivery speeds on the RealPlayer G2 and/or Microsoft Windows Media Player format. When the process is completed, we deliver to the client a disk which contains Internet-ready content in the required speeds and formats. For these services, we currently charge $15 per minute of delivered content for each designated format and delivery speed.

    We have also entered into an agreement with Youthline USA, Inc. to build, serve and produce a Website for that company. For those services, Youthline has paid $100,000 of a $200,000 contract. In addition, gross revenues are split equally.

STRATEGIC BUSINESS ALLIANCES

    Entertainment Boulevard pursues strategic relationships to increase audience, build brand recognition and enhance content and distribution opportunities. We currently have strategic relationships in two principal areas: distribution and technology. Our future success depends to a significant extent upon the execution and success of these relationships.

    DISTRIBUTION AGREEMENTS. In October 1998, International Net Broadcasting, our subsidiary, entered into a license agreement with Marathon Sports Group, Inc. for the exclusive use of the sports audio interview show, "McCarver One on One." The initial term expired in October 1999 and Entertainment Boulevard exercised its option to renew the agreement for another year. Marathon Sports Group receives 70% of the advertising revenues and Entertainment Boulevard receives 30%.

    In February 1999, Entertainment Boulevard entered into an agreement with Dimension Music, Inc. whereby Entertainment Boulevard is the exclusive online music video provider to the Dimension Music Web site. Links on the Dimension Music site take the user to a co-branded music video pop-up player with player pages and streaming content hosted by Entertainment Boulevard. Both parties will sell and serve ad banners on the player and any co-branded pages and will split the advertising revenue equally. Dimension Music is a site dedicated to promoting music through the MP3 standard, a file format enabling near CD-quality music download in minutes. The initial term of the agreement expired in February 2000 and will continue for additional one-year terms unless either party cancels the agreement thirty days prior to the end of the term then in effect.

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
    In February 1999, Entertainment Boulevard also entered into an agreement with Scour, Inc., for Entertainment Boulevard to provide music videos and movie trailers to Scour.Net, a broadband entertainment portal and search engine. Links on the Scour.Net site take the user to a co-branded music video or movie trailer pop-up player with player pages and streaming content hosted by Entertainment Boulevard. Scour.Net will serve ad banners on the player and any co-branded pages and will split the advertising revenue equally with Entertainment Boulevard. Scour.Net will also reimburse Entertainment Boulevard for all bandwidth costs in relation to the player. The term of this agreement continues on a month-to-month basis until March 2000.

    In March 1999, Entertainment Boulevard entered into a license agreement with SRN Broadcasting & Marketing for the exclusive use of the Bears-Packers Showdown program. Advertising revenues are split equally between the parties. The initial term of the agreement expires in March 2000 with an option to renew for one year.

    Also in March 1999, Entertainment Boulevard entered into an agreement with Earthlink to build an entertainment-driven Internet service provider to attract the demographics relevant to Entertainment Boulevard's users. Entertainment Boulevard receives a percentage of the setup fees upon the first sale of all eligible services, plus a percentage of the monthly residuals once the initial qualifying quotas are met. The initial term of the agreement is for one year and is renewable for additional one-year terms thereafter unless either party cancels within 30 days of the end of the term then in effect.

    In addition, in March 1999, Entertainment Boulevard entered into an agreement with Hearme.com for the syndication of an audio chat feature that allows users to interact with each other in real time by using a microphone, sound card and speakers. Either party may terminate the agreement by giving the other party 30 days' notice.

    In March 1999, Entertainment Boulevard also entered into an agreement with LA Group to license infomercials for broadcast at its Netfomercial site.
LA Group offers products from Ronco and Entertainment Boulevard receives a percentage of the purchase price for each product sold.

    In June 1999, Entertainment Boulevard entered into distribution agreements with Synge.com and Sonique. Links on the Synge.com and Sonique sites take the user to a co-branded music video pop-up player with player pages and streaming content hosted by Entertainment Boulevard. Each party will sell and serve ad banners on the player and any co-branded pages and will split the advertising revenue equally. The initial term of each agreement expires in June 2000 and will continue for additional one-year terms unless a party cancels the agreement 30 days prior to the end of the term then in effect.

    In July 1999, Entertainment Boulevard entered into a distribution agreement with CheckOut.com. Links on the CheckOut.com site take the user to a co-branded music video or movie trailer pop-up player with player pages and streaming content hosted by Entertainment Boulevard. CheckOut.com is Entertainment Boulevard's exclusive

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e-commerce provider for music, videos and games and Entertainment Boulevard is
CheckOut.com's exclusive provider for music videos and movie trailers through its pop-up players. In addition to product sales, CheckOut.com has over 350,000 artist pages featuring a complete listing of current CDs, biographies, news features, product reviews, chats and links to other sites pertaining to the artists. CheckOut.com pays Entertainment Boulevard a commission on sales that originate from vidnet.com, as well as a referral fee for each new customer who originated from our Web site. The initial term of the agreement expires in July 2001 and will continue for additional one-year terms unless either party cancels the agreement 30 days prior to the end of the term then in effect.

    Also in July 1999, Entertainment Boulevard entered into a distribution agreement with Bolt Media, Inc., which operates Bolt.com, a pop-culture site. Links on the Bolt.com site take the user to a co-branded music video pop-up player with player pages and streaming content hosted by Entertainment Boulevard. Bolt.com will serve ad banners on the player and any co-branded pages and will split the advertising revenue equally with Entertainment Boulevard. The initial term of the agreement expired in January 2000 and will continue for three additional six-month terms unless either party cancels the agreement 30 days prior to the end of term then in effect.

    In August 1999, Entertainment Boulevard entered into a distribution agreement with College Broadcast, Inc., for Entertainment Boulevard to provide movie trailers to the community of members at College Club. College Club is a free service that gives college students across the country free universal messaging, instant messaging, Web-based e-mail, voicemail, paging, chats and access to over 25,000 student groups. Links on the College Club site take the user to a co-branded movie trailer pop-up player with player pages and streaming content hosted by Entertainment Boulevard. College Club will serve ad banners on the player and any co-branded pages and will split the advertising revenue with Entertainment Boulevard equally. The term of the agreement expires in August 2000 and will continue for additional one-year terms unless either party cancels the agreement 30 days prior to the end of the term then in effect.

    In August 1999, Entertainment Boulevard also entered into an exclusive distribution agreement with Infoseek Corporation, home of the GO Network. According to Media Metrix, Inc., a media measurement service, the GO Network is one of the top five digital media and Web properties. Links on the WALL OF SOUND, MR. SHOWBIZ and GO Broadcast sites take the user to a co-branded music video or movie trailer pop-up player with player pages and streaming content hosted by Entertainment Boulevard. The term of the agreement expires in August 2000, unless Infoseek cancels the agreement upon thirty days notice at any time.

    In December 1999, Entertainment Boulevard entered into an agreement with IFILM Corp., under which IFILM will display a portion of the content at its Web site at vidnet.com. Under the agreement, Entertainment Boulevard and IFILM will split equally any advertising revenue derived from IFILM's presence at vidnet.com. The agreement has an initial term of one year. IFILM maintains a Web site at

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
www.ifilm.com which features, among other things, a community for the viewing and discussion of films.


    In January 2000, Entertainment Boulevard entered into an agreement with Virgin Holdings, Inc. to stream selected catalog and new music videos of artists on all EMI labels including Capitol Records, Capitol Nashville, Virgin Records, EMI Latin, Christian Music Group, Angel Records and Blue Note Records. The agreement provides for an annual licensing fee of $100,000 plus a share of the gross receipts derived from Entertainment Boulevard's Web sites. Entertainment Boulevard will also provide Virgin with 30,000 free banner impressions each month to promote EMI artists. Entertainment Boulevard also issued to Virgin 678,685 shares of common stock of Entertainment Boulevard as additional consideration. The term of the agreement is for one year and may be renewed by Virgin for additional one-year periods by providing written notice to Entertainment Boulevard 30 days prior to the end of the term then in effect.



    In February 2000, Entertainment Boulevard entered into an agreement with Sony Music Entertainment, Inc. to stream new music videos of Sony recording artists. The agreement provides for licensing fees equal to a portion of the gross revenues received by Entertainment Boulevard in connection with the licensed material. Entertainment Boulevard will also provide Sony with 30,000 banner impressions per month to promote Sony artists. Entertainment Boulevard also issued to Sony 678,875 shares of common stock of Entertainment Boulevard as additional consideration. The term of the agreement is for one year.


    TECHNOLOGY AGREEMENTS. Entertainment Boulevard houses its Web page servers in a data facility at Level 3 Communications, Inc., and all of Entertainment Boulevard's Web pages are hosted by Level 3. Entertainment Boulevard has also entered into a content management and delivery contract with InterVU Inc. The InterVU network uses nine Internet backbones to deliver media in the optimal manner.

    In April 1999, Entertainment Boulevard entered into an agreement with ICTV, Inc. to make broadband versions of Entertainment Boulevard's music and infomercial sites available as channels on ICTV, a cable set-top box company. At speeds of up to 10Mbps, ICTV's broadband Internet access is up to 100 times faster than ordinary dial-up services like WebTV.

    In July 1999, Entertainment Boulevard entered into an agreement with Digital Bitcasting Corp. to become the exclusive broadcaster of MP3 music videos and movie trailers over the Internet. This will offer a substantial increase in audio and video quality. The exclusive portion of this agreement is for six months.

    In August 1999, Entertainment Boulevard entered into an agreement with iBEAM Broadcasting Corporation to transmit Entertainment Boulevard's content through iBEAM's satellite-based network. This new content delivery model provides subscribers to iBEAM-powered Internet service providers with guaranteed access to high-demand streaming content, without related network congestion or overload. This

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technology allows Entertainment Boulevard to offer a higher quality of streaming video and reduce the cost.

    In September 1999, Entertainment Boulevard entered into an agreement with ServiceCo, LLC, a joint venture among affiliates of Time Warner Inc., MediaOne Group, Inc., Microsoft, Compaq Corp. and Advance/Newhouse, which operates "Road Runner," a high speed online service delivered to PCs over the cable television infrastructure. Under that agreement, Entertainment Boulevard's content will be included in co-branded, online broadband programming provided by Road Runner to its subscribers. Road Runner is currently available to about 12.5 million homes in several areas and will eventually be able to reach more than 30 million cable homes nationwide.

    In October 1999, Entertainment Boulevard entered into an agreement with Microsoft Corp. under which Entertainment Boulevard has become a participant in Microsoft's Network Credits Program. Under that program, participants are allowed to use network credits to obtain third parties' services to deliver content to customers of Network Credits Program participants through the use of Windows media technologies.

    Also in October 1999, Entertainment Boulevard entered into an agreement with AltaVista Company by which the content at vidnet.com is made available to users of AltaVista's Web search services. As part of the agreement, Entertainment Boulevard produces a co-branded viewing page which appears as a part of an AltaVista search results page and pays AltaVista a specified percentage of the monthly net e-commerce revenue generated by Entertainment Boulevard. The agreement has an initial term of one year.

    In February 2000, Entertainment Boulevard entered into a content provider agreement with Channelseek, Inc., a global Internet distribution company that offers a comprehensive guide to Web-delivered broadcast media. Under that agreement, which is terminable by either party on 90 days notice, Entertainment Boulevard has its programming content listed in Channelseek's Program Guide and has the benefit of certain other promotional services provided by Channelseek. In return, Entertainment Boulevard pays a fee of $12,000 per month, subject to certain discounts when applicable.

    In March 2000, Entertainment Boulevard entered into an agreement to become a participant on the RealNetworks RealChannels. Under that agreement, RealNetworks will install Entertainment Boulevard's Channel as a "soft default" channel. As a result, every user, upon download of the standard RealNetworks player from the RealNetworks Web site, will receive the Entertainment Boulevard channel as a default channel on their RealChannels if they select "entertainment" as a category of interest. As a participant, Entertainment Boulevard pays fees totaling $200,000 plus certain access charges which cannot exceed $100,000.

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
MARKETING AND BRAND AWARENESS

    Entertainment Boulevard employs a variety of methods to increase its audience and build brand recognition and loyalty. We believe that the most effective means of consumer marketing is a program that allows a potential user the opportunity to sample the product. We developed our pop-up player to allow other sites' users to select and view an assortment of Entertainment Boulevard's extensive catalogue of content while browsing the other sites. This gives Entertainment Boulevard exposure on other sites and helps to draw viewers to Entertainment Boulevard for access to our entire library. We license our pop-up players to sites whose demographics are similar to ours and we intend to pursue efforts to license the players to larger sites, such as the GO Network's WALL OF SOUND, MR. SHOWBIZ and GO Broadcast, as well as the multimedia search engine Scour.Net.

    In addition to direct marketing, certain of our marketing staff focuses on other forms of brand awareness, including traditional media advertising such as print, radio and outdoor. Entertainment Boulevard also has an experienced public relations team focused on generating press coverage in both trade and consumer media.

    Entertainment Boulevard continues to be actively involved in trade shows that focus on entertainment, streaming media and Internet technology. These shows allow Entertainment Boulevard to showcase its Web site and content to potential advertisers, potential alliances and the media.

    Our future success depends on our ability to build brand awareness. We believe that brand recognition for vidnet.com is essential to maintaining high traffic and loyalty at our Web site. According to Neilsen/NetRatings, even though people spend about two hours at a time on the Internet, they only visit six sites during that time. Most people tend to visit a few sites that they are familiar with, and visit them repeatedly. To be successful, we must build awareness of our name. If our marketing efforts fail to promote our brand successfully, our business could be adversely affected.

OPERATIONS AND INFRASTRUCTURE

    Entertainment Boulevard's operating infrastructure has been designed and implemented to support the reliable and swift delivery of millions of Web page views a day. In addition to performance and service availability, a key attribute of our infrastructure is the ability of our computer systems to adapt to increased demands without degrading the quality of service.

    Web pages are generated and delivered, in response to end-users requests, by any one of three front-end Web applications and database servers. Entertainment Boulevard's servers run on the Debian/GNU Linux operating system and Apache Web server software.

    Entertainment Boulevard maintains all of its vidnet.com production servers at the Los Angeles data center of Level 3. Entertainment Boulevard's operations are

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dependent upon Level 3's ability to protect its systems against damage from fire, storms, power loss, telecommunications failure, break-ins and other events. Level 3 provides comprehensive facilities management services, including human and technical monitoring of all production servers 24 hours a day, seven days a week. Level 3 also provides the means of connectivity for Entertainment Boulevard's servers to end-users via the Internet. The Level 3 facility is connected to two independent power sources, has multiple independent uninterruptible power supplies, or UPS, which are battery-powered, as well as multiple independent diesel generators designed to provide power to the UPS systems within seconds of a power outage.

    All of Entertainment Boulevard's Web production data are copied to backup tapes each night. Entertainment Boulevard keeps all of its production servers behind firewalls for security purposes and does not allow outside access at the operating systems level, except via special secure channels. Strict password management and physical security measures are followed.

    A Computer Security Response Team composed of members of Level 3 and Entertainment Boulevard provides security alerts, and, where appropriate, recommended action is taken to address security risks and vulnerabilities.

    For our business to succeed, our Web site must be able to accommodate a high volume of traffic and deliver frequently updated information. In the past, our Web site has experienced slower response times or decreased traffic for a variety of reasons. In addition, our users depend on Internet service providers, online service providers and other Web site operators for access to our Web site. Many of those providers and operators have experienced significant outages in the past and could continue to experience outages, delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet network infrastructure may not be able to support continued growth. Any of those problems could limit access to our Web site and adversely affect our business, operating results and financial condition.

COMPETITION

    Competition among media companies seeking to attract the active entertainment consumer is intense. Traditional media companies, such as television broadcasters, magazine publishers and radio stations, are constantly refining their content and strategies to increase their audiences and advertising revenues. Further, the number of Web sites competing for the attention and spending of consumers and advertisers has increased, and we expect it to continue to increase, particularly because there are so few barriers to entry on the Web. We compete for consumers and advertisers with the following types of companies:

    - publishers and distributors of traditional media, such as television, radio and print, including MTV, Country Music Television, Rolling Stone and Spin, and their Internet affiliates;

    - Internet services and Web sites, including those targeted at music consumers, such as SonicNet and UBL;

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
    - Web retrieval and other Web portal companies, such as Lycos, Inc. and Yahoo! Inc.; and

    - online music retailers, such as CDNow, Inc. and Amazon.com, Inc.

    Increased competition could result in advertising price reductions, reduced margins or loss of market share, any of which could adversely affect our business. Because we compete for advertisers with traditional advertising media, our business could also be adversely affected if advertisers do not view the Internet and other digital media as an effective medium for advertising. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of those potential competitors are likely to enjoy substantial competitive advantages, including the following:

    - larger audiences;

    - larger technical, production and editorial staffs;

    - greater name recognition;

    - better access to content;

    - more established Internet presence;

    - larger advertiser bases; and

    - substantially greater financial, marketing, technical and other resources.

    We expect competition in our business to remain at high levels. If we do not compete effectively, or if we experience any pricing pressures, reduced margins or loss of market share resulting from increased competition, our business will be adversely affected.

REGULATORY UNCERTAINTIES AND GOVERNMENTAL REGULATION

    Currently, there are few laws and regulations directly applicable to Internet communications, commerce and advertising. Legislation addressing such issues as user privacy, pricing and the characteristics and quality of products and services may be adopted in the future. For example, recently proposed federal legislation sought to prohibit transmission of certain types of information and content over the Internet. In addition, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on those companies. Any imposition of access fees could increase the cost of transmitting data over the Internet.

    Although our transmissions originate in California, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The European Union recently enacted its own privacy regulations that may result in limits on the collection and use of certain user information. The laws governing the Internet, however, remain largely unsettled, even

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in areas where there has been some legislative action. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel and taxation, apply to the Internet and Internet advertising.

    In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Furthermore, the Federal Trade Commission has recently investigated the disclosure of personal identifying information obtained from individuals by Internet companies. In the event the Federal Trade Commission or other governmental authorities adopt or modify laws or regulations relating to the Internet, our business, results of operations and financial condition could be adversely affected.

    Entertainment Boulevard does not collect sales or other taxes on goods sold through referrals from vidnet.com. However, one or more states may impose sales tax collection obligations on companies like Entertainment Boulevard that engage in or facilitate Internet-based commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of e-commerce and could adversely affect our opportunity to derive financial benefit from e-commerce. Legislation limiting the ability of states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. This legislation may become law or the tax moratorium in the final version of the legislation may be ongoing. Failure to enact or renew this legislation, once enacted, could allow various states to impose taxes on Internet-based commerce, which could adversely affect our business.

INTELLECTUAL PROPERTY

    The music videos, movie trailers, sports programming and infomercials featured on vidnet.com are copyrighted works of third parties, including record labels, movie studios, artists and songwriters. Each piece of music or music video may have multiple copyright owners, some with rights in the sound recording for the particular performance and others with rights in the musical composition for the lyrics and music. Entertainment Boulevard has various licensing arrangements with those parties, ranging from formal contracts to informal agreements based on the promotional nature of the content. In some cases, Entertainment Boulevard pays a fee to the licensor for use of the content, and in other cases the use is free. Entertainment Boulevard also uses other content, including images, that are copyrighted works of others.

    The content we offer could be severely limited if record labels, music publishers, artists or movie studios begin to charge significant fees for their content or discontinue their relationships with us. Much of our musical content, including audio and video performances, is provided to us by record labels at minimal or no charge.

Also, motion picture companies do not charge us for our use of their movie trailers. We rely on our positive working relationships with copyright owners to obtain licenses on favorable terms. Any changes in the nature or terms of these arrangements, including any requirement for Entertainment Boulevard to pay significant fees for the use of the content, could have a negative impact on the availability of content or our business.

    Copyrighted material that Entertainment Boulevard develops internally, as well as trademarks relating to the Entertainment Boulevard brand and other proprietary rights are important to our success and our competitive position. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our proprietary information. The steps we have taken to prevent misappropriation of our proprietary rights, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States, may not be sufficient. If third parties use or otherwise misappropriate our copyrighted materials, trademarks or other proprietary rights without our consent or approval, our competitive position could be harmed, or we could become involved in litigation to enforce our rights.

    It is also possible that we could become subject to infringement actions based upon the content licensed from third parties. Any such claims or disputes could subject us to costly litigation and the diversion of our financial resources and technical and management personnel. Further, if our efforts to enforce our intellectual property rights are unsuccessful or if claims by third parties against Entertainment Boulevard are successful, we may be required to change our trademarks, alter the content and/or pay financial damages, all of which could adversely affect our business.

    Third parties could sue us for the content that is accessible from our Web site, either directly or through links to other Web sites. Such claims might include, among others, that by directly or indirectly hosting the Web sites of third parties, we are liable for copyright or trademark infringement or other wrongful actions occurring at such Web sites. It is also possible that if any third-party content information provided on vidnet.com contains errors, third parties could make claims against us for losses incurred in reliance on such information.

PRIVACY POLICY

    Our privacy policy provides that we will not willfully disclose any individually identifiable information about any user to a third party without the user's consent unless required by law. This policy is easily accessible on vidnet.com. Despite this policy, however, if third persons are able to penetrate our network security or otherwise misappropriate our users' personal data, we could be subject to liability. Those liabilities could include claims for impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. In addition, the Federal Trade Commission and certain state and local authorities have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if those authorities choose to investigate our privacy practices.

PERSONNEL

    As of December 31, 1999, we had twenty-four full-time employees, of which twelve were engaged in technical activities, six in general administration and executive activities and six in business development. From time to time, we also engage independent contractors to support our research and development, marketing, sales and administrative activities. We are not a party to any collective bargaining agreement and consider our relationships with our personnel to be good.

FACILITIES

    We lease our approximately 12,000 square foot headquarters in Los Angeles, California, for a monthly base rent of $26,700 plus annual 3.5% escalations and our share of building operating expenses. The lease expires on December 31, 2004 and has one five-year renewal option. We believe that this space will be sufficient for our needs for the foreseeable future.

LEGAL PROCEEDINGS

    In October 1999, we received a summons and complaint naming us as defendants in a suit by Arthur Brown, one of our directors, and Rizman Alikahn in the Superior Court of the State of California, Los Angeles County. The complaint alleged breach of contract for failure to repay a short-term loan made by Messrs. Brown and Alikhan to us and sought damages in the amount of approximately $556,000, plus interest and attorney fees.

    On October 13, 1999, we entered into a settlement agreement with Messrs. Brown and Alikhan under which we:

    - made payments in the amount of $300,000 against the outstanding loan and $10,000 in attorneys' fees and costs;

    - agreed to pay the remaining principal amount of approximately $256,000, plus interest, out of 50% of any future income, with final payment to occur no later than January 31, 2000; and

    - agreed that Stephen Brown, our president and chief executive officer, would not be a signatory on any of our bank accounts until the remaining principal and interest is repaid in full.

Stephen Brown agreed to personally guarantee repayment of the remaining principal and interest. As of the date of this prospectus, the outstanding balance was paid in full and no judgment was entered with the court.

                                   MANAGEMENT

    DIRECTORS AND EXECUTIVE OFFICERS. The following table sets forth certain information regarding our executive officers and directors. Presently we have two directors, both of whom serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers serve at the discretion of the board of directors. There are no family relationships among our directors and executive officers.

NAME                             AGE                   POSITION
----                     --------------------   -----------------------
Stephen Brown                     43            Director, president,
                                                chief executive officer
                                                and treasurer
Paul C. Mattoon                   33            Chief financial officer
Arthur P. Brown                   49            Director
Debra L. Gilson                   30            Secretary

    STEPHEN BROWN has served as president, chief executive officer, treasurer and a director of Entertainment Boulevard since May 1999. Prior to that, Mr. Brown founded International Net Broadcasting in 1997. Mr. Brown co-founded a Los Angeles-based independent record company, Big City Entertainment, Inc., and served as an executive officer of that company for eight years prior to founding International Net Broadcasting. Mr. Brown graduated with honors from Easingwold Technical Institute in 1971 with a degree in commercial design.

    PAUL MATTOON has served as chief financial officer of Entertainment Boulevard since February 28, 2000. Prior to joining Entertainment Boulevard, Mr. Mattoon was director of acquisitions for R&B Realty Group from February 1998 to February 2000. Prior to that he was an investment and acquisitions manager for R&B Realty Group from October 1994 to January 1998. Mr. Mattoon sourced, underwrote and negotiated acquisitions for R&B Realty Group related partnerships. Mr Mattoon graduated from Pepperdine University in 1988 with a Bachelor of Science degree in Accounting.

    ARTHUR BROWN has been a director of Entertainment Boulevard since May 6, 1999. Prior to that, since 1998, Mr. Brown assisted Entertainment Boulevard in raising its initial capital. From 1994 to 1998, Mr. Brown assisted Dynamic Ventures, an oil and gas exploration company, in raising capital by advising management of that company as to potential financing sources.

    DEBRA GILSON has served as secretary of Entertainment Boulevard since October 1999 and was with International Net Broadcasting since inception in April 1997. Prior to joining International Net Broadcasting, Ms. Gilson was an executive assistant at Sony Music from March 1994 until March 1997. Ms. Gilson has a seven year background in the music industry in the areas of contractual negotiations, marketing and business development. Ms. Gilson has a Bachelor of Arts degree in Film Studies from the University of California at Santa Barbara.

    EXECUTIVE COMPENSATION. The following table sets forth summary information with respect to the compensation paid to Stephen Brown, our current president, chief executive officer and treasurer, for services rendered in all capacities to us through December 31, 1999. Other than Stephen Brown, none of our executive officers had compensation in excess of $100,000 during fiscal 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                                                     AWARDS
                                                    ANNUAL COMPENSATION           ------------
                                             ----------------------------------    SECURITIES
                                   FISCAL                           ALL OTHER      UNDERLYING
NAME AND PRINCIPAL POSITION         YEAR      SALARY     BONUS     COMPENSATION     OPTIONS
---------------------------       --------   --------   --------   ------------   ------------
Stephen Brown,
  Chief executive officer.......    1999     $320,000   $ -0-        $-0-            50,000

    The following table provides information through December 31, 1999 concerning stock options granted to Mr. Brown during the year indicated.

                                 OPTION GRANTS

                                                               % OF
                                                          TOTAL OPTIONS
                                        NUMBER OF           GRANTED TO
                        FISCAL    SECURITIES UNDERLYING    EMPLOYEES IN    EXERCISE PRICE     EXPIRATION
                         YEAR        OPTIONS GRANTED       FISCAL YEAR       PER SHARE           DATE
                       --------   ---------------------   --------------   --------------   --------------
Stephen Brown .......    1999             50,000                  11.2%        $1.00        March 26, 2004

    No options have ever been exercised by Mr. Brown. As to Mr. Brown, the following table sets forth the number and value of vested and unvested options held as of December 31, 1999.

                       OPTION VALUE AT DECEMBER 31, 1999

                                           NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                          UNDERLYING UNEXERCISED             IN-THE-MONEY
                                          OPTIONS AT DECEMBER 31        OPTIONS AT DECEMBER 31
                                        ---------------------------   ---------------------------
                                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                        -----------   -------------   -----------   -------------
Stephen Brown.........................     50,000        -0-            $151,560       N/A

    DIRECTOR COMPENSATION. At this time, we do not contemplate paying fees to our directors for their services as directors, although they are eligible for options under our stock option plan. It is, however, our policy to reimburse directors for reasonable travel and lodging expenses incurred in attending meetings of the board of directors.

    STOCK OPTION PLAN. Entertainment Boulevard has adopted the 1999 Stock Option Plan, covering 1,000,000 shares of Entertainment Boulevard common stock that may be granted to officers, directors, employees, consultants and other individuals providing significant contributions to Entertainment Boulevard. The purpose of the option plan is to provide participants with an incentive to become stockholders in Entertainment Boulevard and share in its success.

    The option plan is currently administered by our board of directors. Options granted under the option plan are priced at no less than 85% of the fair market value of Entertainment Boulevard's common stock on the date of grant.

    As of December 31, 1999, there were 828,000 options outstanding under the option plan at a weighted average price of $1.57 per share.

    EMPLOYMENT ARRANGEMENTS. On November 1, 1999, we entered into a two-year employment agreement with Mr. Brown. Mr. Brown receives the following annual compensation:

    - $240,000 for the first year, with a minimum annual increase of 15% for the second year;

    - a discretionary bonus as determined by our board of directors, based on his performance or Entertainment Boulevard's profitability;

    - $1,500 per month as a car allowance and payment of automobile operating expenses;

    - option grant to purchase a minimum of 50,000 shares of common stock under our option plan, at the end of each twelve-month period of employment.

During the two-year term, the employment agreement is terminable only upon Mr. Brown's death or disability or by either party for cause.

    LIMITATION ON LIABILITY AND INDEMNIFICATION ARRANGEMENTS. As permitted under Nevada law and our Articles of Incorporation, our directors and officers are not personally liable to Entertainment Boulevard or its stockholders for damages for breach of fiduciary duty as a director or officer, except for:

    - acts or omissions that involve intentional misconduct, fraud or a knowing violation of law or

    - the payment of improper distributions.

The limitation of liability provision does not eliminate a stockholder's right to seek non-monetary, equitable remedies such as injunction or rescission to redress an action taken by directors or officers. However, as a practical matter, equitable remedies may not be available in all situations and there may be instances in which no effective remedy is available.

    Our articles of incorporation and bylaws provide for the indemnification of our directors, officers, employees and agents to the full extent permitted by Nevada law. Nevada law allows individuals to be indemnified against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with specified actions, suits or proceedings. This applies to civil, criminal, administrative or investigative actions, other than derivative actions by or in the right of Entertainment Boulevard, so long as the individual acted in good faith and in a manner they reasonably believed to be in the best interests of Entertainment Boulevard.

    In a criminal action or proceeding the individual must have had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense or settlement of such an action. Nevada law further provides that the indemnification and advancement of expenses provided by or granted under Nevada law is not to be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled.

    We have entered into, or intend to enter into, indemnification agreements with our directors and executive officers providing indemnity consistent with the foregoing. The indemnification agreements will constitute binding agreements between us and each of the other parties thereto, thus preventing us from modifying our indemnification policy in a way that is adverse to any person who is a party to an indemnification agreement. We have also obtained officer and director liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act.

    In connection with the sale of Series A preferred stock, we entered into indemnification arrangements with the purchasers of that stock and Robb Peck. Such indemnification covers various matters, including liabilities arising out of or relating to statements made in, or omitted from, the registration statement of which this prospectus is a part.

    We have been advised that insofar as any of the foregoing provisions or agreements may be invoked to disclaim liability for damages under the Securities Act, it is the opinion of the SEC that such provision or agreement is against public policy as expressed in the Securities Act and is therefore unenforceable.

    At present, there is no pending litigation or proceeding involving any director or officer, employee or agent of Entertainment Boulevard where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information with respect to the beneficial ownership of our outstanding common stock as of March 15, 2000. The table sets forth such information as to:

    - each person or entity known by us to be the beneficial owner of more than 5% of our common stock;

    - each of our directors;

    - Stephen Brown, our current chief executive officer, as named in the Summary Compensation Table; and

    - all of our directors and executive officers as a group.

    "Beneficial ownership" includes shares of common stock:

    - that a stockholder has the power to vote or transfer;

    - issuable upon the exercise of outstanding warrants or stock options that are exercisable within 60 days of the date of this prospectus;

    "Percentage of Class" is based on 16,994,447 outstanding shares of common stock assumes exercise of warrants and options, of the holder only. The persons listed below have sole voting and investment power with respect to all shares owned by them, except to the extent such power may be shared with a spouse or as otherwise noted.

                                                              NUMBER OF SHARES
NAME                                        TITLE OF CLASS   BENEFICIALLY OWNED   PERCENTAGE OF CLASS
----                                        --------------   ------------------   -------------------
Stephen Brown.............................  Common                1,925,000               10.4%
  c/o Entertainment Boulevard, Inc.,
  12910 Culver Boulevard, Suite I,
  Los Angeles, California 90066
Arthur P. Brown...........................  Common                187,500(1)                 (2)
  c/o Entertainment Boulevard, Inc.,
  12910 Culver Boulevard, Suite I,
  Los Angeles, California 90066
Wilfred L. Von der Ahe, Jr................  Common                1,245,000                7.3%
  2964 Triangle Road,
  Mariposa, California 95338
H.A.A. Inc.(2)............................  Common                1,279,242                7.5%
  1601 42nd St., Brooklyn, NY 11204
Beestons Investment Ltd.(4)...............  Common                1,636,094                9.6%
  P. O. Box 65, Duke Street, Gretton
  House, Grand Turks, Caicos

                                                              NUMBER OF SHARES
NAME                                        TITLE OF CLASS   BENEFICIALLY OWNED   PERCENTAGE OF CLASS
----                                        --------------   ------------------   -------------------
All executive officers and directors as a
 group (Stephen Brown, Paul Mattoon,
 Arthur Brown and Debra Gilson)...........  Common                2,112,500               11.3%

------------------------

(1) The shares are obtainable upon exercise of warrants held by 531287 BC Ltd. of which Mr. Brown is principal.

(2) Less than 1%.

(3) The principal of this entity is Aaron Langsam.

(4) The principal of this entity is C.B. Williams.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

    Entertainment Boulevard was founded as Sedmet Exploration Inc. in December 1997 by Dr. Colin Leech-Porter, a Canadian resident who was its sole officer and director from formation until January 1999. On March 8, 1998, Dr. Porter purchased 365,000 shares of Entertainment Boulevard's common stock for $3,650. In conjunction with Entertainment Boulevard's formation, Dr. Porter advanced $8,500 to Entertainment Boulevard, which has since been repaid. Dr. Porter no longer provides services to Entertainment Boulevard in any capacity.

    In December 1998, we issued 2,925,000 units of our securities in a private offering, with each unit consisting of one share of common stock, a warrant to purchase a share of common stock for $0.25 and a warrant to purchase an additional share of common stock for $1.00 during a one year period beginning with the date of this prospectus. At an offering price of $0.08 per unit, the offering raised $234,000 from eleven persons, each of whom is a selling stockholder and some of whom are relatives or affiliates of Akbar Alikhan, who was an officer and director of Entertainment Boulevard from January 1999 until May 1999. The $0.25 warrants have since been exercised in full, resulting in the issuance of 2,925,000 shares for aggregate consideration of $731,250. The $1.00 warrants have not yet been exercised, and the shares underlying those warrants are included in the registration statement of which this prospectus is a part.

    In January 1999, Entertainment Boulevard acquired all of the equity interests in International Net Broadcasting from two persons, one of whom was Stephen Brown, the founder of International Net Broadcasting and a director and executive officer of Entertainment Boulevard. In connection with this acquisition, Entertainment Boulevard issued 500,000 shares of common stock to each of the equity owners. Entertainment Boulevard and the owners of International Net Broadcasting entered into a written agreement in which they provided various representations, warranties and covenants to each other. In addition, Entertainment Boulevard issued 1,600,000 shares of common stock to 44 persons in cancellation of International Net Broadcasting's indebtedness to them.

    Stephen Brown, our chief executive officer, entered into an employment agreement with Entertainment Boulevard in November 1999. In addition, Mr. Brown was previously granted options to acquire 50,000 shares of common stock under Entertainment Boulevard.

    In July 1999, in order to resolve certain disputes between them, Entertainment Boulevard, Akbar Alikhan, a former officer and director of Entertainment Boulevard, Stephen Brown, Arthur Brown and Rizman Alikhan, Akbar Alikhan's son, entered into a settlement agreement under which, among other things,

    - Arthur Brown and Akbar Alikhan made an unsecured loan of $400,000 to Entertainment Boulevard at 8.0% annual interest,

    - Entertainment Boulevard loaned $400,000 to Stephen Brown for five years, payable without interest,

    - Entertainment Boulevard issued to Stephen Brown and the former debtholders of International Net Broadcasting warrants to purchase up to 1,900,000 shares of common stock for $1.00 per share until August 1, 2004, of which 1,500,000 were issued to Stephen Brown, and

    - the parties granted mutual releases to each other. All of the shares underlying the foregoing warrants are included in the registration statement filed in connection with this prospectus.

    From time to time, Arthur Brown and Rizman Alikhan have made unsecured loans to Entertainment Boulevard. These loans have been the subject of litigation. The outstanding balance of those loans is currently approximately $260,000, bears interest at 8% per year and is due January 31, 2000.

    Ms. Gilson, Entertainment Boulevard's secretary, was granted options under Entertainment Boulevard's option plan to purchase up to 100,000 shares of common stock at $1.00 per share. Those options are fully vested and are exercisable over a five-year term.

    On September 3, 1999, H.A.A. Inc., Lowen Holdings and Beestons Investment Ltd. purchased all of Entertainment Boulevard's outstanding Series A preferred stock. Prior to that purchase, Beestons Investment Ltd. loaned $250,000 to Entertainment Boulevard at an interest rate of 10% per year. In connection with that loan, Beestons Investment Ltd. was issued 75,000 shares of common stock. The loan has since been repaid.

    On November 12, 1999, H.A.A. Inc. and Beestons Investment Ltd. loaned an aggregate of $500,000 to Entertainment Boulevard. In consideration of the loan, Entertainment Boulevard issued the lenders a total of 140,000 shares of common stock. The principal and accrued interest on the loan were converted into 258,542 shares of common stock on March 15, 2000. On January 14, 2000, H.A.A. Inc. and Forest Equities, Ltd. loaned an aggregate of $200,000 to Entertainment Boulevard. In consideration of the loan, Entertainment Boulevard issued the lenders warrants to purchase 50,000 shares of common stock at $1.00 per share. The principal and accrued interest on the loan were converted into 203,388 shares of common stock on March 15, 2000.

                         DESCRIPTION OF OUR SECURITIES

    The following description is a summary of our securities and selected provisions of our articles of incorporation and bylaws and is qualified in its entirety by reference to such documents and Nevada law.

    COMMON STOCK. Our articles of incorporation authorize the issuance of up to 50,000,000 shares of common stock, $0.001 par value per share. As of the date of this prospectus, 16,994,447 shares of our common stock are issued and outstanding. On all matters submitted to a vote of the stockholders, each holder of common stock which was designated at issuance as having voting rights has the right to one vote for each share held of record. Except for dividend preferences applicable to any preferred stock that may be outstanding in the future, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors.

    In the event of a liquidation, dissolution or winding up of Entertainment Boulevard, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. Our articles of incorporation also provide that one-third of the votes cast on any matter by a stockholder voting group will constitute a quorum of that voting group for action on that matter.

    Nevada law does not require stockholder approval for the issuance of authorized but unissued shares of common stock. Such issuances may be for a variety of corporate purposes, including future private and public offerings to raise additional capital or to facilitate corporate acquisitions.

    PREFERRED STOCK. Our articles of incorporation also authorize the issuance of up to 1,000,000 shares of preferred stock. As of the date of this prospectus, we have no issued and outstanding preferred stock.

    We currently have no plans to issue any shares of preferred stock. The board of directors does, however, have the authority, without action by the stockholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. Such preferred stock, if and when issued, may carry rights superior to those of the common stock.

    We consider it desirable to have preferred stock available to provide increased flexibility in structuring possible future financings and in meeting corporate needs that may arise. If opportunities arise that make it desirable to issue preferred stock through either public or private offerings, the provision for preferred stock in our articles of incorporation makes it possible to avoid the delay and expense of a stockholders' meeting, except as may be required by law or regulatory authorities.

    Issuance of additional preferred stock could result, however, in a series of securities outstanding that would have dividend or liquidation preferences over our common stock. This would result in dilution of the income per share and net book value of our common stock. Issuance of additional common stock upon any conversion right which may be attached to the terms of any series of preferred stock may also result in the dilution of the net income per share and the net book value of our common stock.

    The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Furthermore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to our common stock or any other series of preferred stock that we may issue.

    WARRANTS AND OPTIONS. To date, we have issued warrants representing the right to purchase up to 10,095,000 shares of our common stock at exercise prices ranging from $0.50 to $3.50 per share. The expiration dates of those warrants range from one year after the date of this prospectus to January 14, 2005. All but 3,720,000 of the shares of common stock underlying those warrants are being registered pursuant to the registration statement filed in connection with this prospectus.

    In addition to options granted under our option plan, we also granted an option to purchase 50,000 shares of common stock to Venture Catalyst.com for $6.00 per share through August 2, 2002.

    The exercise price of our warrants and options was determined by negotiation and should not be construed to imply that any price increases in our securities will occur. We have reserved a sufficient number of shares of common stock for issuance upon the exercise of those warrants and options.

    The warrants and options do not confer upon the holder any voting or other rights of a stockholder of Entertainment Boulevard. Among other things, the warrants and options provide for customary anti-dilution provisions in the event of certain events, which may include mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits and other changes in our capital structure.

    The foregoing is a summary of the terms generally applicable to the warrants and options outstanding as of the date of this prospectus. The terms of the individual warrants and options may vary according to negotiations between us and the various holders.

    REGISTRATION RIGHTS GRANTED BY ENTERTAINMENT BOULEVARD. The shares of common stock issued to Sony and Virgin in connection with license agreements, and the shares of common stock issued upon conversion of the Series A preferred stock have registration rights in certain circumstances and the holders of outstanding warrants, options and certain convertible promissory notes have various registration rights with respect to the underlying common stock. The selling stockholders are participating in this offering as a result of those registration rights.

    TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for our common stock is American Securities Transfer & Trust, Inc., located in Denver, Colorado.

                        SHARES ELIGIBLE FOR FUTURE SALE

    If the maximum number of shares offered under this prospectus are issued, 23,370,447 shares of our common stock will be outstanding. Of that number, all but 3,946,370 shares will be freely tradable without restriction or further registration under the Securities Act, unless purchased or held by our affiliates, as defined in Rule 144 of the Securities Act.

    As of the date of this prospectus, we had outstanding 16,994,447 shares of common stock. Of our outstanding shares of common stock, 13,048,077 are freely tradable and another 2,600,000 shares may be transferred under Rule 144 of the Securities Act beginning 90 days after the date of this prospectus.

    Upon the exercise of all of our outstanding warrants and options, additional shares of common stock are issuable in an amount that is not yet determinable. Of those shares, up to 6,376,000 are covered by this prospectus and will be freely tradeable, with the exception of 1,425,000 shares obtainable by Stephen Brown upon the exercise of warrants. He has agreed not to sell or otherwise transfer those shares prior to May 30, 2000, without the prior written consent of the purchasers of the Series A preferred stock. In addition to their inclusion in this offering, certain selling stockholders have other registration rights which may be exercised if they do not sell all of their shares in this offering.

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate of Entertainment Boulevard, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - one percent of the number of shares of common stock then outstanding, which is approximately 170,000 shares as of the date of this prospectus; or

    - the average weekly trading volume of the common stock on the over-the-counter bulletin board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Entertainment Boulevard.

    Under Rule 144(k), a person who is not deemed to have been an affiliate of Entertainment Boulevard at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

                              SELLING STOCKHOLDERS

    The following table sets forth the persons or entities that are offering their shares of common stock in this prospectus and the number of shares of common stock being offered by each selling stockholder:


                                              SHARES OWNED PRIOR TO THE    SHARES OWNED AFTER THE
                                                      OFFERING                    OFFERING
                           NUMBER OF SHARES   -------------------------   ------------------------
SELLING STOCKHOLDER            OFFERED          NUMBER      PERCENT(1)      NUMBER      PERCENT(1)
-------------------        ----------------   -----------   -----------   -----------   ----------
Stephen Brown(2)........        1,325,000(3)   1,925,000          10.4%      500,000         2.9%
Daniel A. Thomas........          175,000(3)      75,000              (5)        -0-         N/A
Farida Alikhan(4).......          312,500(3)     312,500           1.8%          -0-         N/A
Rochford Young..........           50,000(3)     110,000              (5)     60,000            (5)
Rohail Alikhan..........          312,500(3)     325,000           1.9%       12,500            (5)
Loretta Harty...........          312,500(3)     325,000           1.9%       12,500            (5)
Ray Longstaff...........          312,500(3)     312,500           1.8%          -0-         N/A
531287 BC Ltd.(6).......          187,500(3)     187,500           1.1%          -0-         N/A
RAK Enterprises(7)......          187,500(3)     187,500           1.1%          -0-         N/A
Oughton York
 Holdings(6)............          312,500(3)     312,500           1.8%          -0-         N/A
Brunswick Ltd.(8).......          312,500(3)     312,500           1.8%          -0-         N/A
Ray Alikhan.............          312,500(3)     380,000           2.2%       67,500            (5)
Raaheen Alikhan.........          312,500(3)     325,000           1.9%       12,500            (5)
Latymer Investments
 Limited(9).............          146,640(3)     581,978           3.4%      435,338         2.6%
Simon Ford..............           50,000(3)     166,059           1.0%      116,059            (5)
Elizabeth Bradley.......           69,610(3)     259,610           1.5%      190,000            (5)
Marionette
 Limited(10)............           34,000(3)     296,529           1.8%      262,529         2.1%
David Ruellan...........           12,000(3)      84,533              (5)     72,533            (5)
Pauline Phillips........           12,000(3)      77,225              (5)     65,225            (5)
Anthony Phillips........           12,000(3)      51,857              (5)     39,857            (5)
Michael Clinton.........            8,000(3)      47,826              (5)     39,826            (5)
Christopher Wilkinson...            5,000(3)      18,470              (5)     13,470            (5)
Sorciere Limited(11)....            5,000(3)      26,104              (5)     21,104            (5)
Colin Campbell..........            5,750(3)      37,776              (5)     32,026            (5)
Anthony Goldsmith.......            4,000(3)      30,378              (5)     26,378            (5)
Paul Wood...............            3,500(3)      25,181              (5)     21,681            (5)
Graham Wedlake..........            3,000(3)      31,888              (5)     28,888            (5)
William Healey..........            3,000(3)      21,688              (5)     18,688            (5)
Anthony Cartmell........            2,250(3)      13,457              (5)     11,207            (5)
Philip Wylie............            2,000(3)      15,214              (5)     13,214            (5)
Carol McKearney.........              500(3)       5,526              (5)      5,026            (5)
Jonathan Steel..........            2,000(3)      10,418              (5)      8,418            (5)
Derwent Jeffrey.........              250(3)       1,886              (5)      1,636            (5)
Henrik Hansen...........            2,250(3)      14,276              (5)     12,026            (5)
Peter Thomson-Smith.....            2,000(3)      14,370              (5)     12,370            (5)

                                              SHARES OWNED PRIOR TO THE    SHARES OWNED AFTER THE
                                                      OFFERING                    OFFERING
                           NUMBER OF SHARES   -------------------------   ------------------------
SELLING STOCKHOLDER            OFFERED          NUMBER      PERCENT(1)      NUMBER      PERCENT(1)
-------------------        ----------------   -----------   -----------   -----------   ----------
R.A.M. Williams.........            1,500(3)      18,704              (5)     17,204            (5)
William Mills...........            1,500(3)      11,387              (5)      9,887            (5)
John Trotter............            1,250(3)      10,252              (5)      9,002            (5)
Nick Ivey...............            1,250(3)      10,252              (5)      9,002            (5)
John Craig..............            1,250(3)      10,252              (5)      9,002            (5)
Alan Quarterman.........            1,000(3)       7,229              (5)      6,229            (5)
John Barkhan............            1,000(3)       7,605              (5)      6,605            (5)
Michael Wainright.......            1,000(3)       7,605              (5)      6,605            (5)
Jeffrey Worboys.........            1,000(3)       7,605              (5)      6,605            (5)
John Grieves............            1,000(3)      10,629              (5)      9,629            (5)
Lawrence Olsen..........            1,250(3)      10,958              (5)      9,708            (5)
Peter Krause............            1,000(3)       7,229              (5)      6,229            (5)
Industrial Maintenance
 Group, Ltd.(12)........              500(3)       3,781              (5)      3,281            (5)
Joanne Chandra..........              250(3)       3,235              (5)      2,985            (5)
William Waters..........              500(3)       3,781              (5)      3,281            (5)
Clive Taylor............              500(3)         500              (5)        -0-         N/A
Rev. Bonita Appleton....              500(3)       3,781              (5)      3,281            (5)
Stephen S. McKeag(13)...           15,000        265,000           1.6%      250,000         1.5%
John McKeag.............            7,500          7,500              (5)        -0-         N/A
Dominick Gullemot.......            7,500          7,500              (5)        -0-         N/A
Richard Sandfer.........            7,500          7,500              (5)        -0-         N/A
Robb Peck McCooey
 Clearing
 Corporation(14)........          568,000(3)     568,000           3.2%          -0-         N/A
Richard Rosenblum(14)...          325,000(3)     325,000           1.9%          -0-         N/A
David Stefansky(14).....          325,000(3)     325,000           1.9%          -0-         N/A
Steven Freifeld(14).....          102,000(3)     102,000              (5)        -0-         N/A
Vincent Calicchia(14)...          100,000(3)     100,000              (5)        -0-         N/A
Anthony K. Soich(14)....           80,000(3)      80,000              (5)        -0-         N/A
H.A.A. Inc.(15).........        1,279,242(16)  1,279,242           7.5%          -0-         N/A
Lowen Holdings(15)......          408,547        408,547           2.4%          -0-         N/A
Beestons Investment
 Ltd.(4)(15)............        1,636,094      1,636,094           9.6%          -0-         N/A
Forest Equities,
 Ltd.(16)(17)...........          126,694        126,694              (5)        -0-         N/A

---------------------

(1) Calculated for each selling stockholder based on 16,994,447 shares of common stock presently outstanding plus the shares specified for that person in footnote (3).

(2) Mr. Brown is an officer, director and major stockholder of Entertainment Boulevard.

(3) All of the shares being offered are issuable upon the exercise of warrants.

(4) This selling stockholder has previously loaned money to Entertainment Boulevard.

(5) Indicates less than one percent of the total outstanding common stock.

(6) The principal of this entity is Arthur Brown.

(7) The principal of this entity is Ray Alikhan.

(8) The principal of this entity is Julie de Jersey.

(9) The principal of this entity is Robin Phillips.

(10) The principal of this entity is Richard Weedon.

(11) The principals of this entity are David Moorhouse, John Michael Murphy, Karen Lesley Gough, Paul de Rome and Harriett C. Blum.

(12) The principals of this entity are Roger Gundry, Alfred Gundry, Nigel Cotterill and John Traynor.

(13) Mr. McKeag is a consultant to Entertainment Boulevard.

(14) This entity provided investment banking services to Entertainment Boulevard and has a one-year right to appoint a designee to attend meetings of Entertainment Boulevard's board of directors. Richard Rosenblum,
    David Stefansky, Steven Freifeld, Vincent Calicchia and Anthony K. Soich are affiliates or employees of Robb Peck McCooey Clearing Corporation.

(15) This entity is a principal stockholder of Entertainment Boulevard and has various other relationships with Entertainment Boulevard.

(16) Includes 25,000 shares issuable upon the exercise of warrants.

(17) The principal of this entity is Joseph Franck.

                              PLAN OF DISTRIBUTION

    We are registering the common stock on behalf of the selling stockholders. Each selling stockholder is free to offer and sell their shares of common stock at such times, in such manner and at such prices as they determine. The common stock may be offered by the selling stockholders in one or more types of transactions, which may or may not involve brokers, dealers or cash transactions. The selling stockholders may also use Rule 144 under the Securities Act to sell their common stock, if they meet the criteria and conform to the requirements of that rule.

    There is no underwriter or coordinating broker acting in connection with the proposed sale of common stock by the selling stockholders. The selling stockholders have advised us that sales of common stock may be effected from time to time by the following means:

    - transactions on the over-the-counter bulletin board, including block transactions;

    - negotiated transactions;

    - through the writing of options on the common stock; and

    - a combination of the above methods of sale at fixed prices, which may be changed, at market prices prevailing at the time of sale, or at negotiated prices

    The selling stockholders may sell common stock directly to purchasers or through broker-dealers which may act as agents or principals. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.

    The selling stockholders and any broker-dealers that act in connection with the sale of their common stock may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the common stock as principal may be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Because selling stockholders may be deemed to be underwriters, they will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a distribution of their common stock, any selling stockholder, any selling broker-dealer and any affiliated purchasers may be subject to Regulation M which prohibits any stabilizing bid or stabilizing purchase for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with that distribution.

                                 LEGAL MATTERS

    Certain legal matters in connection with this offering will be passed upon for us by our counsel, Richman, Lawrence, Mann, Chizever & Phillips, Beverly Hills, California.

                                    EXPERTS

    Our consolidated financial statements for the years ended December 31, 1999 and 1998 and the period from April 1, 1997, inception, to December 31, 1999, which appear in this prospectus beginning at page F-1, have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent certified public accountants, as set forth in their report thereon appearing at page F-2 of this prospectus. The report includes an explanatory paragraph regarding our ability to continue as a going concern. Such report is given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement with the SEC on Form SB-2 relating to the shares offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. The information contained in this prospectus is current as of the date it was filed with the SEC. Please note that the statements made in this prospectus regarding the contents of any contract or other document are not necessarily complete. You may examine a copy of that contract or other document if it has been filed as an exhibit to the registration statement. All statements about contracts or other documents in this prospectus are qualified in their entirety by referring you to the exhibits to the registration statement.

    For further information regarding Entertainment Boulevard and its common stock, reference is made to the registration statement and the exhibits thereto. You may read and copy the registration statement and any other document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a Web site at WWW.SEC.GOV that contains registration statements and other information regarding companies, including Entertainment Boulevard, that file electronically with the SEC. As a result, the registration statement is available at that site as well. Our common stock is quoted in the over-the-counter bulletin board.

    After the effective date of this offering, we intend to furnish to our stockholders annual reports containing audited financial statements. We will also file annual and quarterly reports, as well as proxy statements and other information, with the SEC. Such reports, proxy statements and other information can be inspected and copied at the SEC's public reference rooms and Web site, as described above.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)
                                    CONTENTS
                               DECEMBER 31, 1999

--------------------------------------------------------------------------------

                                                                 PAGE
                                                                 ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..........          F-2

FINANCIAL STATEMENTS
  Consolidated Balance Sheet................................          F-3
  Consolidated Statements of Operations.....................          F-4
  Consolidated Statements of Stockholders' Deficit..........    F-5 - F-6
  Consolidated Statements of Cash Flows.....................    F-7 - F-9
  Notes to Consolidated Financial Statements................  F-10 - F-28

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Entertainment Boulevard, Inc.


    We have audited the accompanying consolidated balance sheet of Entertainment Boulevard, Inc. and subsidiary, dba Vidnet (a development stage company) as of December 31, 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 1999, and for the period from April 1, 1997 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Entertainment Boulevard, Inc. and subsidiary, dba Vidnet as of December 31, 1999, and the results of their consolidated operations and their consolidated cash flows for each of the two years in the period ended December 31, 1999, and for the period from April 1, 1997 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.


    The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. During the years ended December 31, 1999 and 1998, the Company incurred net losses of $12,931,960 and $1,435,153, respectively. In addition, the Company's net cash used in operating activities was $3,564,777 and $1,300,205 for the years ended
December 31, 1999 and 1998, respectively, and the Company's accumulated deficit was $15,016,739 as of December 31, 1999. Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. In addition, successful completion of the Company's transition, ultimately, to the attainment of profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure. These factors, among others, as discussed in Note 2 to the consolidated financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP
Los Angeles, California
February 29, 2000

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1999

                                  ASSETS
CURRENT ASSETS
  Cash......................................................  $    429,408
  Accounts receivable.......................................       222,324
  Prepaid expenses..........................................         8,496
                                                              ------------
    Total current assets....................................       660,228

NOTE RECEIVABLE--RELATED PARTY..............................       400,000
FURNITURE AND EQUIPMENT, NET................................       419,549
DEPOSITS....................................................        26,700
DEBT ISSUANCE COSTS, NET....................................       110,000
DEFERRED FINANCING COSTS....................................     1,735,583
                                                              ------------

      TOTAL ASSETS..........................................  $  3,352,060
                                                              ============
                  LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
  Short-term debt...........................................  $  1,854,095
  Note payable--related party...............................       400,000
  Convertible notes.........................................       500,000
  Accounts payable..........................................       589,241
  Accrued liabilities.......................................       299,401
  Advances on contracts.....................................        67,000
                                                              ------------
    Total current liabilities...............................     3,709,737
                                                              ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIT
  Series A preferred stock, $0.01 par value 1,000,000 shares
    authorized 2,000 shares issued and outstanding..........            20
  Common stock, $0.001 par value 50,000,000 shares
    authorized 12,477,500 shares issued and outstanding.....        12,478
  Deferred compensation.....................................      (252,685)
  Additional paid-in capital................................    14,899,249
  Deficit accumulated during the development stage..........   (15,016,739)
                                                              ------------
      Total stockholders' deficit...........................      (357,677)
                                                              ------------
        TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT.........  $  3,352,060
                                                              ============

   The accompanying notes are an integral part of these financial statements.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
       FOR THE PERIOD FROM APRIL 1, 1997 (INCEPTION) TO DECEMBER 31, 1999

                                                                         FOR THE
                                                                       PERIOD FROM
                                             FOR THE YEAR ENDED       APRIL 1, 1997
                                                DECEMBER 31,          (INCEPTION) TO
                                         --------------------------    DECEMBER 31,
                                             1999          1998            1999
                                         ------------   -----------   --------------
REVENUE................................  $    268,039   $        --    $    268,039
                                         ------------   -----------    ------------

OPERATING EXPENSES
  Compensation expense.................     2,921,494       708,145       4,045,024
  Consulting expense...................       631,875            --         631,875
  Depreciation and amortization........        71,220        20,089          94,074
  Other operating expense..............     3,095,734       703,164       4,030,374
  Settlement expense...................       310,000            --         310,000
                                         ------------   -----------    ------------
    Total operating expenses...........     7,030,323     1,431,398       9,111,347
                                         ------------   -----------    ------------
LOSS FROM OPERATIONS...................    (6,762,284)   (1,431,398)     (8,843,308)
                                         ------------   -----------    ------------

OTHER EXPENSE
  Interest expense.....................       (54,439)       (3,755)        (58,194)
  Financing costs......................    (6,115,237)           --      (6,115,237)
                                         ------------   -----------    ------------
    Total other expense................    (6,169,676)       (3,755)     (6,173,431)
                                         ------------   -----------    ------------
NET LOSS...............................  $(12,931,960)  $(1,435,153)   $(15,016,739)
                                         ============   ===========    ============
BASIC AND DILUTED LOSS PER SHARE.......  $      (1.09)  $     (0.30)   $      (2.36)
                                         ============   ===========    ============
WEIGHTED-AVERAGE SHARES OUTSTANDING....    11,868,537     4,814,286       6,366,332
                                         ============   ===========    ============

   The accompanying notes are an integral part of these financial statements.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

       FOR THE PERIOD FROM APRIL 1, 1997 (INCEPTION) TO DECEMBER 31, 1999

                                                                                                      DEFICIT
                         SERIES A PREFERRED                                                         ACCUMULATED
                                STOCK                COMMON STOCK                      ADDITIONAL   DURING THE
                       -----------------------   --------------------     DEFERRED      PAID-IN     DEVELOPMENT
                         SHARES       AMOUNT      SHARES      AMOUNT    COMPENSATION    CAPITAL        STAGE        TOTAL
                       ----------   ----------   ---------   --------   ------------   ----------   -----------   ----------
Balance, April 1,
  1997 (Inception)...          --   $       --          --   $    --     $      --      $    --     $       --    $       --
Capitalization of
  International
Net Broadcasting,
  LLC................                            1,000,000     1,000                       (900)                         100
Common stock issued
  in private
  placement..........                            3,700,000     3,700                     30,475                       34,175
Stock issued in
  connection with
  mineral rights.....                               50,000        50                        (50)                          --
Capital
  contributions......                                                                    88,500                       88,500
Net loss.............                                                                                 (649,626)     (649,626)
                       ----------   ----------   ---------   -------     ---------      -------     ----------    ----------
Balance, December 31,
  1997...............          --           --   4,750,000     4,750            --      118,025       (649,626)     (526,851)
Capital
  contributions......                                                                   533,000                      533,000
Common stock issued
  in private
  placement..........                            2,925,000     2,925                    208,308                      211,233
Net loss.............                                                                               (1,435,153)   (1,435,153)
                       ----------   ----------   ---------   -------     ---------      -------     ----------    ----------
Balance, December 31,
  1998...............          --           --   7,675,000     7,675            --      859,333     (2,084,779)   (1,217,771)
Warrants exercised...                            2,925,000     2,925                    728,325                      731,250
Stock options issued
  to vendors.........                                                                   578,750                      578,750
Stock options issued
  as compensation....                                                     (252,685)     632,043                      379,358

   The accompanying notes are an integral part of these financial statements.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

       FOR THE PERIOD FROM APRIL 1, 1997 (INCEPTION) TO DECEMBER 31, 1999

                                                                                                     DEFICIT
                             SERIES A                                                              ACCUMULATED
                          PREFERRED STOCK         COMMON STOCK                       ADDITIONAL     DURING THE
                        -------------------   ---------------------     DEFERRED       PAID-IN     DEVELOPMENT
                         SHARES     AMOUNT      SHARES      AMOUNT    COMPENSATION     CAPITAL        STAGE          TOTAL
                        --------   --------   ----------   --------   ------------   -----------   ------------   ------------
Conversion of long-
  term debt...........               $        $1,600,000   $ 1,600     $             $   850,668   $              $    852,268
Warrants issued to
  executive for
  compensation........                                                                 1,780,500                     1,780,500
Warrants issued to
  debt holders........                                                                   474,800                       474,800
Financing costs on
  conversion of long-
  term debt...........                                                                 4,597,000                     4,597,000
Stock-based interest
  on bridge
  financing...........                           252,500       253                       535,267                       535,520
Preferred stock
  sale................   2,000        20                                               1,999,980                     2,000,000
Warrants issued in
  conjunction with
  bridge financing....                                                                 2,198,500                     2,198,500
Stock issued for
  services............                            25,000        25                        53,100                        53,125
Fixed discount on
  convertible debt....                                                                    45,000                        45,000
Offering costs........                                                                  (434,017)                     (434,017)
Net loss..............                                                                              (12,931,960)   (12,931,960)
                         -----       ---      ----------   -------     ---------     -----------   ------------   ------------
Balance, December 31,
  1999................   2,000       $20      12,477,500   $12,478     $(252,685)    $14,899,249   $(15,016,739)  $   (357,677)
                         =====       ===      ==========   =======     =========     ===========   ============   ============

   The accompanying notes are an integral part of these financial statements.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
       FOR THE PERIOD FROM APRIL 1, 1997 (INCEPTION) TO DECEMBER 31, 1999

                                                                              FOR THE PERIOD
                                         FOR THE YEAR ENDED DECEMBER 31,    FROM APRIL 1, 1997
                                         --------------------------------     (INCEPTION) TO
                                              1999              1998        DECEMBER 31, 1999
                                         ---------------   --------------   ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss...............................   $(12,931,960)     $(1,435,153)       $(15,016,739)
Adjustments to reconcile net loss to
  net cash used in operating activities
  Depreciation and amortization........         71,220           20,089              94,074
  Warrants issued for compensation.....      1,780,500               --           1,780,500
  Stock options issued for
    compensation.......................        379,358               --             379,358
  Financing charges....................      6,115,237               --           6,115,237
  Stock options issued to vendors......        578,750               --             578,750
  Stock issued to vendors..............         53,125               --              53,125
(Increase) decrease in Accounts
  receivable...........................       (222,324)              --            (222,324)
  Prepaid expenses.....................         (8,496)              --              (8,496)
  Deposits.............................        (26,700)              --             (26,700)
  Debt issuance costs..................       (135,000)              --            (135,000)
Increase (decrease) in Accounts
  payable..............................        543,138           25,558             589,241
  Accrued liabilities..................        171,375           89,301             299,401
  Advances on contracts................         67,000               --              67,000
                                          ------------      -----------        ------------
Net cash used in operating
  activities...........................     (3,564,777)      (1,300,205)         (5,452,573)
                                          ------------      -----------        ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of furniture and
    equipment..........................       (398,693)         (64,410)           (478,653)
  Purchase of mineral rights...........             --               --             (10,000)
                                          ------------      -----------        ------------
Net cash used in investing
  activities...........................       (398,693)         (64,410)           (488,653)
                                          ------------      -----------        ------------

   The accompanying notes are an integral part of these financial statements.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
       FOR THE PERIOD FROM APRIL 1, 1997 (INCEPTION) TO DECEMBER 31, 1999

                                              FOR THE YEAR ENDED       FOR THE PERIOD
                                                 DECEMBER 31,        FROM APRIL 1, 1997
                                            ----------------------     (INCEPTION) TO
                                               1999        1998      DECEMBER 31, 1999
                                            ----------   ---------   ------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from short-term debt...........  $2,550,573   $ 432,302       $2,982,875
  Payments on short-term debt.............    (655,000)         --         (655,000)
  Proceeds from long-term borrowings......          --     389,994          878,518
  Capital contributions...................          --     533,000          621,600
  Proceeds from private placement.........   2,000,000     234,000        2,268,175
  Proceeds from execution of warrants.....     731,250          --          731,250
  Offering costs..........................    (434,017)    (22,767)        (456,784)
                                            ----------   ---------       ----------
Net cash provided by financing
  activities..............................   4,192,806   1,566,529        6,370,634
                                            ----------   ---------       ----------
Net increase in cash......................     229,336     201,914          429,408
                                            ----------   ---------       ----------
CASH (BOOK OVERDRAFT), BEGINNING OF
  PERIOD..................................     200,072      (1,842)              --
                                            ----------   ---------       ----------
CASH, END OF PERIOD.......................  $  429,408   $ 200,072       $  429,408
                                            ==========   =========       ==========
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION
  INTEREST PAID...........................  $    4,166   $      --       $    4,166
                                            ==========   =========       ==========
INCOME TAXES PAID.........................  $       --   $      --       $       --
                                            ==========   =========       ==========

   The accompanying notes are an integral part of these financial statements.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
       FOR THE PERIOD FROM APRIL 1, 1997 (INCEPTION) TO DECEMBER 31, 1999

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

    On January 15, 1999, the Company converted long-term debt of $852,268 to 1,600,000 shares of common stock. In connection with the conversion, the Company recognized financing costs of $4,597,000 related to beneficial conversion rates.

    During the year ended December 31, 1999, the Company issued options to purchase 425,000 shares of common stock to vendors. The options were valued at $578,750.

    During the year ended December 31, 1999, the Company issued stock options to employees as compensation. Related to these options, the Company capitalized deferred compensation of $252,685 and recognized compensation expense of $379,358.

    During the year ended December 31, 1999, the Company issued 252,500 shares of common stock as interest expense on bridge loans. In connection with the shares of common stock, the Company recognized financing charges of $535,520.

    During the year ended December 31, 1999, the Company settled a dispute with a stockholder by issuing a note payable for $400,000.

    During the year ended December 31, 1999, the Company issued warrants to purchase a total of 940,000 shares of the Company's common stock in conjunction with the issuance of short-term debt. The Company recognized financing costs of $462,917 in conjunction with these warrants.

    On July 14, 1999, the Company issued warrants to purchase 1,500,000 shares of the Company's common stock to its Chief Executive Officer. In connection with the warrants, the Company recognized compensation expense of $1,780,500.

    On July 14, 1999, the Company issued warrants to purchase 400,000 shares of the Company's common stock to certain debt holders. In connection with the warrants, the Company recognized financing charges of $474,800.

    On November 12, 1999, the Company recognized $45,000 of financing costs related to the issuance of debt convertible to common stock at rates beneficial to the debt holders.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

NOTE 1--ORGANIZATION AND LINE OF BUSINESS

    International Net Broadcasting was originally founded on April 1, 1997 as a proprietorship and began to solicit funds from investors in order to establish an on-line marketplace for entertainment-related products and services. On September 18, 1998, the proprietorship formed International Net Broadcasting, LLC ("INB"), a limited liability company and continued operations as such. On January 15, 1999, 100% of INB was acquired by Sedmet Explorations, Inc. ("Sedmet"), a public shell with substantially no assets (see Note 4). Subsequent to the acquisition, Sedmet changed its name to Entertainment Boulevard, Inc. ("EBI"). The acquisition has been accounted for in a manner similar to a pooling of interests.

    Subsequent to and in connection with the acquisition, certain of INB's debt was converted to common stock of EBI.

    Subsequent to the year ended December 31, 1999, EBI and INB (collectively, the "Company") began to do business as Vidnet.

    The Company remains in the business of providing Internet sales and distribution of entertainment products and services, as well as the distribution of certain other infomercial-related merchandise and sports-related information services. To date, the Company has continued to expend its resources in the development of its web-based business and has not begun to generate sales or revenues of a material nature.

NOTE 2--GOING CONCERN MATTERS

    The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended December 31, 1999 and 1998, the Company incurred losses of $12,931,960 and $1,435,153, respectively. In addition, the Company's cash flow requirements have been met by the generation of capital through private placements of the Company's preferred and common stock and placement of unsecured debt to investors. No assurance can be given that this source of financing will continue to be available to the Company and demand for the Company's equity instruments will be sufficient to meet its capital needs. If the Company is unable to generate profits and unable to continue to obtain financing for its working capital requirements, it may have to cease business altogether.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 2--GOING CONCERN MATTERS (CONTINUED)
    The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to retain its current financing, to obtain additional financing, and ultimately to attain profitability.

    To meet these objectives, the Company expects to complete an additional $2,000,000 private placement of preferred equity and an additional $9,000,000 in bridge financings, which the Company expects to convert to common shares in early 2000. Management expects these financings will provide sufficient funding to continue the Company's present operations and support future marketing and development activities.

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The accompanying financial statements include the accounts of EBI and its wholly owned subsidiary, INB. All significant intercompany accounts have been eliminated.

    DEVELOPMENT STAGE ENTERPRISE

    The Company is a development stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business, and its planned principal operations have not yet commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

    CASH

    The Company maintains cash balances in one bank located in Southern California. Deposits at the bank are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 1999, uninsured portions of the balance totaled approximately $357,000.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    For purposes of the statements of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

    INTANGIBLE ASSET

    Intangible asset represents the rights to certain mining and related leases (see Note 10) and has been accounted for at cost. As of December 31, 1999, the rights were fully amortized.

    FURNITURE AND EQUIPMENT

    Furniture and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. The principal classes and estimated useful lives are as follows:

Computer equipment...........  3 years
Furniture....................  7 years
Leasehold improvements.......  The shorter of the life of
                               the lease, or useful life of
                               the improvements

    Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized.

    DEBT ISSUANCE COSTS

    Costs incurred in connection with issuing short-term debt are capitalized and amortized over the term of the related debt. As of December 31, 1999, accumulated amortization of debt issuance costs amounted to $25,000.

    INCOME TAXES

    The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.


    REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE



    From time to time, the Company enters into non-cash barter arrangements with other Internet service providers for advertising. These contracts are considered immaterial and as such, have not been recorded on the Company's financial statements.



    Additionally, the company bills its customers for services rendered and recognizes these revenues when earned. Amounts included in accounts receivable were paid in cash subsequent to year-end.


    ADVANCES ON CONTRACTS

    The Company has received an advance on a fixed price contract in excess of revenue earned.

    NET LOSS PER SHARE

    In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS
No. 128, "Earnings per Share." SFAS No. 128 replaced the previously reported primary and fully diluted loss per share with basic and diluted loss per share. Unlike primary loss per share, basic loss per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted loss per share is very similar to the previously reported fully diluted loss per share. Basic loss per share is computed using the weighted-average number of common shares outstanding during the period. Common equivalent shares are excluded from the computation if their effect is anti-dilutive. As such, basic and diluted loss per share are the same.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash, accounts payable, and accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

    ESTIMATES

    The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

    COMPREHENSIVE INCOME

    The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financials statements since the Company did not have any of the items of comprehensive income in any period presented.

    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits." The Company does not expect adoption of SFAS No. 132 to have a material impact, if any, on its financial position or results of operations.

    SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for financial statements with fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement is not applicable to the Company.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," is effective for financial statements with the first fiscal quarter beginning after December 15, 1998. This statement is not applicable to the Company.

    SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections," is effective for financial statements with fiscal years beginning February 1999. This statement is not applicable to the Company.

    In June 1999, the FASB issued SFAS No. 136, "Transfer of Assets to a Not-for-Profit Organization or Charitable Trust that Raises or Holds Contributions for Others." This statement is not applicable to the Company.

    In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities." The Company does not expect adoption of SFAS No. 137 to have a material impact, if any, on its financial position or results of operations.

NOTE 4--ACQUISITION OF INTERNATIONAL NET BROADCASTING, LLC ("INB")

    On January 15, 1999, the Company exchanged 1,000,000 shares of the Company's common stock for a 100% interest in INB. INB primarily operates as an Internet content provider of entertainment-related products.

    This transaction has been accounted for as a pooling of interests. Accordingly, the financial statements for all periods presented have been restated to include the

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 4--ACQUISITION OF INTERNATIONAL NET BROADCASTING, LLC ("INB") (CONTINUED) accounts and operations of INB. The combined entities' separate operating results for the years ended December 31, 1999 and 1998 were as follows:

                                          1999          1998
                                      ------------   -----------
Net revenues
  The Company.......................  $         --   $        --
  INB...............................       268,039            --
                                      ------------   -----------
    COMBINED........................  $    268,039   $        --
                                      ============   ===========
Net loss
  The Company.......................  $         --   $        --
  INB...............................   (12,931,960)   (1,435,153)
                                      ------------   -----------
    COMBINED........................  $(12,931,960)  $(1,435,153)
                                      ============   ===========
Net loss per common share
  PRIOR TO ACQUISITION..............  $         --   $        --
                                      ============   ===========
  AS RESTATED.......................  $      (1.09)  $     (0.30)
                                      ============   ===========

NOTE 5--FURNITURE AND EQUIPMENT

    Furniture and equipment at December 31, 1999 consisted of the following:

Computer equipment.................................  $317,877
Furniture..........................................    36,478
Leasehold improvements.............................   124,298
                                                     --------
                                                      478,653
Less accumulated depreciation and amortization.....    59,104
                                                     --------
  TOTAL............................................  $419,549
                                                     ========

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

NOTE 6--SHORT-TERM DEBT

    During the years ended December 31, 1999 and 1998, the Company received advances from various investors through short-term, unsecured debt instruments. The advances bear interest at 10% and are generally due within one year of the original advance date. Balances on these short-term advances aggregated to $754,095 and $458,552 at December 31, 1999 and 1998, respectively.

    In December 1999, the Company issued $750,000 of short-term, secured promissory notes. The notes are convertible in three months from the issuance date, bear interest at 10% per annum, and are secured by substantially all of the assets of the Company. The notes included detachable stock purchase warrants for 300,000 shares of common stock, which were immediately exercisable at $1 per share and expire in five years. Related to the warrants, the Company recorded deferred financing costs of $1,086,000, which represents the fair market value of the warrants. In accordance with generally accepted accounting principles, this discount is being amortized over the term of the debt.

    In December 1999, the Company issued three-month, secured promissory notes totaling $350,000. The notes bear interest at 10% and are secured by the assets of the Company. The promissory notes included detachable stock purchase warrants for 140,000 shares of the Company's common stock, which were immediately exercisable at $1 per share and expire in five years. At December 31, 1999, the Company recorded the fair market value of the warrants as deferred financing costs of $233,373, which is being amortized into finance costs over the term of the notes. The Company recognized finance costs in the amount of $46,667 related to these warrants.

    From time to time, the Company has borrowed unsecured amounts for working capital requirements from officers of the Company. During the year ended December 31, 1999, advances and repayments of these bridge financings aggregated to $500,000, none of which were outstanding at December 31, 1999. Associated with these bridge financings, the Company issued 252,500 shares of its common stock as interest and recorded $535,520 of financing costs related to the stock.

NOTE 7--CONVERTIBLE NOTES

    On November 12, 1999, the Company issued $500,000 of short-term bridge notes that are convertible into 250,000 shares of common stock at the lender's election. These notes are secured by all assets of the Company and are payable on or before

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 7--CONVERTIBLE NOTES (CONTINUED)
February 15, 2000, including interest at 10% per annum. In connection with these notes, the Company recognized $45,000 of financing costs due to a conversion rate below the fair market value of the Company's common stock at the date of issuance.

    Additionally, the note holders received warrants to purchase 250,000 shares of common stock at $2.50 per share and 250,000 shares of common stock at $3 per share. The warrants are immediately exercisable and expire in five years. Related to these warrants, the Company recorded deferred financing costs of $416,250 and finance costs of $416,250. The remaining deferred costs will be amortized over the remaining term of the notes.

NOTE 8--LONG-TERM DEBT

    During the development stage, the Company has been funded in part through the use of long-term advances from various investors located overseas. These advances bear no interest and have no stated maturity date. On January 15, 1999, in connection with the acquisition of the Company by Sedmet, these advances were converted into 1,600,000 shares of the Company's $0.001 par value common stock. Due to the advances being converted at a rate below-market to the debt holders, the Company incurred a charge to earnings for financing costs of $4,597,000. Certain long-term debt holders were granted 400,000 warrants subsequent and related to the conversion (see Note 13). As of December 31, 1999, there were no long-term advances outstanding.

NOTE 9--RELATED PARTY TRANSACTIONS

    The Company incurred expenses in the amounts of approximately $210,000 and $520,000 related to compensation for officers of the Company during the years ended December 31, 1999 and 1998, respectively. Included in these amounts are consulting fees and expenses paid on behalf of the officers.

    On August 20, 1999, the Company settled a dispute with a major stockholder by issuing a note payable for $400,000. The note bears interest at 8%, was due and payable on November 30, 1999, and is currently in default. In addition, the Company paid the stockholder $310,000 in accordance with that agreement.

    Related to the above settlement, an officer of the Company signed a non-interest-bearing note promising to pay $400,000 to the Company. The note receivable is due in eight years, and management believes it is fully collectible.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 9--RELATED PARTY TRANSACTIONS (CONTINUED)
    On November 1, 1999, the Company entered into an employment agreement with its Chief Executive Officer. The agreement calls for annual payments of $240,000, plus stock option grants to purchase a minimum of 50,000 shares of the Company's common stock per year. The options expire two years from issuance.

NOTE 10--COMMITMENTS AND CONTINGENCIES

    OPERATING LEASES

    The Company leases its facilities under a non-cancelable lease, which commenced on September 1, 1999 and expires on December 31, 2004. The lease includes a yearly increase of 3.5% in the monthly rent and requires the Company to pay a percentage of the operating expenses associated with the property. The lease also includes a provision for an additional security deposit of $135,595 to be paid in January 2000.

    Minimum annual payments required under the lease are as follows:

                                                   YEAR ENDING,
                                                   DECEMBER 31,
                                                   ------------
2000.............................................   $  323,871
2001.............................................      335,206
2002.............................................      346,939
2003.............................................      359,081
2004.............................................      371,649
                                                    ----------
  TOTAL..........................................   $1,736,746
                                                    ==========

    Rent expense was $211,165 and $36,585 for the years ended December 31, 1999 and 1998, respectively.

    MINING RIGHTS

    Prior to the acquisition of INB, the Company entered into an agreement, whereby the Company assumed all terms and obligations of a 20-year lease relating to mining claims in Utah. Under the agreement, the Company is required to pay a 1% net smelter returns royalty upon commencement of commercial production. In exchange for the rights, the Company paid $10,000 and issued 50,000 shares of common stock.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 10--COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Under the lease, the Company is granted the exclusive and irrevocable right and option to purchase the mining project at any time for $1,000,000, less all amounts previously paid to the owner and all annual advance minimum royalty payments, under certain conditions.

    Until the lease is terminated or the project purchased, the Company must complete certain improvements and pay advance minimum royalties in the amount of $3,000 on or before January 11, 1999, $6,000 on or before January 11, 2000, $9,000 on or before January 11, 2001, and $12,000 on or before January 11, 2002 and succeeding years. As of December 31, 1999, the Company has not paid any amounts related to this agreement.

    AGREEMENTS

    On February 2, 1999, the Company entered into a "Web Access" service agreement with a worldwide web access provider. The agreement requires the Company to pay minimum monthly payments through March 2001. Minimum annual payments required under the agreement are as follows:

                                                     YEAR ENDING,
                                                     DECEMBER 31,
                                                     -------------
2000...............................................      $37,428
2001...............................................        9,357
                                                         -------
  TOTAL............................................      $46,785
                                                         =======

    On July 31, 1999, the Company executed an agreement with an investor relations firm. The agreement calls for monthly payments in the amount of $5,000 and an option to purchase 50,000 shares of the Company's common stock (see
Note 13).

    LITIGATION

    The Company may become involved in various litigation arising in the normal course of business. Management believes the outcome of such litigation would not have a material effect on the Company.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 11--INCOME TAXES

    Significant components of the Company's deferred tax assets and liabilities for federal income taxes for the years ended December 31, 1999 and 1998 consisted of the following:

                                              1999        1998
                                           ----------   --------
Deferred tax assets
  Operating losses.......................  $1,978,000   $13,000
  Temporary differences from stock
    options and warrants.................     931,000        --
Valuation allowance......................  (2,909,000)  (13,000)
                                           ----------   -------
      NET DEFERRED TAX ASSET.............  $       --   $    --
                                           ==========   =======

    Deferred tax assets consisted of net operating loss carryforwards and temporary differences arising from the issuance of stock options and warrants for compensation. The federal net operating loss carryforwards at December 31, 1999 were approximately $6,815,000.

NOTE 12--STOCKHOLDERS' DEFICIT

    SERIES A PREFERRED STOCK

    On September 3, 1999, the Company sold 2,000 shares of its Series A, $0.01 par value, convertible preferred stock for $1,000 per share. The sale provided for an additional 2,000 shares to be purchased within 10 days after the effective date of a Registration Statement to be filed within 60 business days from the initial purchase of securities. Offering costs associated with the purchase were $277,842, which consisted of lawyers' fees and placement agent fees. In addition, a warrant for the purchase of 250,000 shares of the Company's common stock was issued to the placement agent in connection with the offering. The warrant is exercisable immediately at $2 per share and expires on September 3, 2004.

    The Company's Series A, $0.01 par value, convertible preferred stock bears an 8% cumulative dividend and is convertible at the option of the holder, 50% after the 31st day after its original issue and the remaining after the 91st day after the original issue. The stock is convertible to the Company's common stock at the stated value ($1,000 per share), plus accumulated, unpaid dividends, divided by the lesser of (i) $2 per share or (ii) an amount equal to the average per share market value for the three

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 12--STOCKHOLDERS' DEFICIT (CONTINUED) trading days having the lowest per share market value during the 30 trading days immediately before the conversion date, subject to certain adjustments. The conversion price at the date of issue approximated the fair market value of the Company's common stock. At December 31, 1999, none of the convertible shares were exercisable. Due to the nature of the conversion feature, changes in the trading price of the underlying stock could result in significant changes in the number of common shares issued upon conversion.

    COMMON STOCK

    During the year ended December 31, 1998, the Company completed a private placement of the Company's common stock, whereby investors paid $0.08 per share for one share of common stock, one warrant for the purchase of an additional share of common stock at $0.25 per share, and one warrant for the purchase of one share of common stock for $1 per share. In the placement, the Company generated cash in the amount of $234,000 and issued 2,925,000 shares of common stock. In connection with the offering, the Company incurred offering costs of $22,767.

    During the year ended December 31, 1998, an officer of the Company contributed $533,000 to the Company.

NOTE 13--STOCK OPTIONS AND WARRANTS

    STOCK PURCHASE WARRANTS

    In connection with a private placement of its $0.001 par value common stock, the Company issued warrants to purchase 2,925,000 shares of common stock at $0.25 per share and an additional 2,925,000 shares of common stock at $1 per share. During the year ended December 31, 1999, all of the $0.25 warrants were exercised for $731,250 with associated costs of $106,175. The $1 warrants are exercisable for a period of one year from the effective date of the Registration Statement. As of December 31, 1999, none of the $1 warrants were exercised.

    On July 14, 1999, the Company issued warrants to purchase 1,500,000 shares of the Company's common stock to its Chief Executive Officer. The warrants are exercisable at $1 per share and expire on August 1, 2004. In connection with the warrants, the Company recognized $1,780,500 in compensation expense.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 13--STOCK OPTIONS AND WARRANTS (CONTINUED)
    On July 14, 1999, the Company issued warrants to purchase 400,000 shares of the Company's common stock to certain debt holders. The warrants are exercisable at $1 per share and expire on August 1, 2004. In connection with the warrants, the Company recognized financing charges of $474,800.

    The following tables summarizes information about warrants outstanding at December 31, 1999:

        EXERCISE          WARRANTS     WARRANTS
          PRICE          OUTSTANDING  EXERCISABLE
  ---------------------  -----------  -----------
  $1.00                   5,265,000    3,765,000
  $2.00                     250,000      250,000
  $2.50                     250,000      250,000
  $3.00                     250,000      250,000
                         ----------   ----------
                          6,015,000    4,515,000
                         ==========   ==========

    STOCK OPTION PLAN

    The Company adopted the 1999 Stock Option Plan (the "1999 Plan") on
February 2, 1999. The purpose of the 1999 Plan is to obtain, retain, and motivate the best available employees and directors by giving them incentives which are linked directly to increases in the value of the common stock of the Company. Each director, officer, employee, or other individual as determined by the Board of Directors of the Company is eligible to be considered for the grant of awards under the 1999 Plan. The maximum number of shares of common stock that may be issued pursuant to awards granted under the 1999 Plan is 1,000,000. Any shares of common stock subject to an award, which for any reason expires or terminates unexercised, are again available for issuance under the 1999 Plan. Under the 1999 Plan, no incentive stock option will be less than 85% of the fair market value of the shares on the date the stock option is granted, provided that no employee inventive stock option shall be granted at an exercise price less than 100% of the fair market value of the Company's common stock.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 13--STOCK OPTIONS AND WARRANTS (CONTINUED)

    STOCK OPTIONS

    Stock options were granted during the year ended December 31, 1999, which under certain agreements, allow employees to purchase shares of common stock, which were issued under the provisions of the 1999 Plan. These options expire upon certain events and were issued at exercise prices below the trading value of the Company's underlying common stock. In accordance with generally accepted accounting principles, the Company has recognized deferred compensation to the extent of the fair market value of the underlying securities over the exercise price of the stock options. The deferred compensation is being amortized over the vesting period of the options.

    Related to these options, the Company has capitalized deferred compensation in the amount of $252,685 and recognized compensation expense of $379,358 during the year ended December 31, 1999.

    On July 31, 1999, the Company granted an option to purchase 50,000 shares of the Company's common stock at $6 per share to an investor relations firm. The option is exercisable immediately and expires on August 2, 2002. In connection with the option, the Company charged $5,000 to operations.

    On March 26, 1999, the Company issued 25,000 options to purchase common stock for $1.50 per share to a consultant for services. The options expire in five years and were immediately vested. In connection with these options, the Company recognized expense of $38,250.

    On March 26, 1999, the Company issued 100,000 options to purchase common stock at $1.50 per share to a consultant for services. The options expire in five years and were immediately vested. In connection with these options, the Company recognized expense of $153,000.

    On November 2, 1999, the Company issued 250,000 options to purchase common stock at $1.25 per share to a consultant for services. The options expire in five years and were immediately vested. In connection with these options, the Company recognized expense of $252,500.

    The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." It applies Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 13--STOCK OPTIONS AND WARRANTS (CONTINUED)
Interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock and options/warrants issued to outside third parties. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, the Company's net loss and loss per share would be reduced to the pro forma amounts indicated below for the years ended December 31, 1999 and 1998:

                                          1999          1998
                                      ------------   -----------
Net loss
  As reported.......................  $(12,931,960)  $(1,435,153)
  Pro forma.........................  $(13,071,752)  $(1,435,153)
Loss per common share
  As reported.......................  $      (1.09)  $     (0.30)
  Pro forma.........................  $      (1.10)  $     (0.30)

    The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the year ended December 31, 1999. (The Company granted no options during the year ended December 31, 1998): dividend yields of 0%, expected volatility of 100%, risk-free interest rates of 6.5%, and expected life of five years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 13--STOCK OPTIONS AND WARRANTS (CONTINUED)
    The following summarizes the Company's stock option transactions:

                                 ALL OPTIONS             EMPLOYEE PLAN          OTHER OPTIONS
                           ------------------------   --------------------   --------------------
                                          WEIGHTED-              WEIGHTED-              WEIGHTED-
                                           AVERAGE    OPTIONS     AVERAGE    OPTIONS     AVERAGE
                           OPTIONS OUT-   EXERCISE      OUT-     EXERCISE      OUT-     EXERCISE
                             STANDING       PRICE     STANDING     PRICE     STANDING     PRICE
                           ------------   ---------   --------   ---------   --------   ---------
ISSUED AND OUTSTANDING,
  DECEMBER 31, 1999......   1,253,000      $ 1.44     828,000     $ 1.21     425,000     $ 1.88
                            =========                 =======                =======
EXERCISABLE AT
  DECEMBER 31, 1999......     710,000      $ 1.53     285,000     $ 1.00     425,000     $ 1.88
                            =========                 =======                =======

    The following table summarizes information about the options outstanding at December 31, 1999:

                                                            WEIGHTED-     WEIGHTED-
                                              WEIGHTED-      AVERAGE       AVERAGE
                                               AVERAGE      EXERCISE      EXERCISE
   RANGE OF         STOCK         STOCK       REMAINING     PRICE OF      PRICE OF
   EXERCISE        OPTIONS       OPTIONS     CONTRACTUAL     OPTIONS       OPTIONS
    PRICES       OUTSTANDING   EXERCISABLE      LIFE       OUTSTANDING   EXERCISABLE
--------------   -----------   -----------   -----------   -----------   -----------
$1.00 - $1.75..   1,203,000      660,000      9.6 years       $ 1.21        $ 1.00
$6.00..........      50,000       50,000      2.6 years       $ 6.00        $ 6.00
                  ---------      -------
                  1,253,000      710,000
                  =========      =======

NOTE 14--MAJOR CUSTOMERS

    The Company transacts a significant amount of business with three individual customers. At December 31, 1999, the balances from these three customers represented 45%, 27%, and 19% of total accounts receivable. For the years ended December 31, 1999 and 1998, total revenue from four individual customers aggregated to 88% of total revenue.

NOTE 15--YEAR 2000 ISSUE

    The Company has completed a comprehensive review of its computer systems to identify the systems that could be affected by ongoing Year 2000 problems. Upgrades to systems judged critical to business operations have been successfully installed. To

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 15--YEAR 2000 ISSUE (CONTINUED)
date, no significant costs have been incurred in the Company's systems related to the Year 2000.

    Based on the review of the computer systems, management believes all action necessary to prevent significant additional problems has been taken. While the Company has taken steps to communicate with outside suppliers, it cannot guarantee that they have all taken the necessary steps to prevent any service interruption that may affect the Company.

NOTE 16--SUBSEQUENT EVENTS

    On January 1, 2000, the Company entered into an agreement with Virgin Holdings, Inc. ("Virgin"), allowing the Company to broadcast certain licensed videos on the Company's website for a period of one year. As consideration, the Company paid $100,000 as a licensing fee and is required to pay to Virgin a percentage of all gross receipts generated from the Company's website. In addition, Virgin has been granted 678,685 shares of the Company's common stock as additional consideration.

    On January 14, 2000, the Company borrowed $200,000 with a convertible promissory note. The note bears interest at 10% per annum and is secured by all of the assets of the Company. The note is convertible into 200,000 shares of the Company's common stock and was issued in conjunction with warrants to purchase 50,000 shares of the Company's common stock at $1 per share.

    Subsequent to the year ended December 31, 1999, the Company made advances of $486,223 to a digital production company. The advances are payable upon demand.

    Subsequent to the year ended December 31, 1999, the Company began negotiating a $1,000,000 line of credit with a bank.


    During January and February 2000, the Company raised approximately $9,765,000 in promissory notes, due 90 days from issuance, bearing interest at 10% per annum, and a five-year warrant to purchase 40,000 shares of common stock at $1 per share for each $100,000 raised.


    In accordance with generally accepted accounting principles, the Company will recognize the fair market value of the warrants as financing costs over the term of the notes. The aggregate value of the warrants issued in connection with this debt is

                 ENTERTAINMENT BOULEVARD, INC. AND SUBSIDIARY,
                                   DBA VIDNET
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE 16--SUBSEQUENT EVENTS (CONTINUED)
approximately $15,500,000 which the Company expects will be recorded in the first quarter of 2000.


    In addition, on February 24, 2000, the Company offered these debt holders the opportunity to convert their 90-day, 10%, secured bridge notes for shares of common stock. The aggregate amount of debt outstanding related to these potential conversions was approximately $10,515,000 at the time the offer was made. The exchange rate offered to these debt holders is 50,000 shares of common stock and 20,000 stock purchase warrants with an exercise price of $4 per share for every $100,000 of debt held. The conversion rate at the time of the offer is beneficial to the debt holder. The closing stock price at the time of the offer was $6.87 per share. If all of the debt holders were to convert, the Company would incur a charge to earnings of approximately $25,500,000, which represents the difference between the trading price of the stock and the conversion rate of the debt. The Company expects this charge to be recorded in the first quarter of 2000.



    On February 29, 2000, the Company entered into an agreement with Sony Music Entertainment, Inc. ("Sony"), allowing the Company to broadcast certain music videos on the Company's website for a period of one year. As consideration, the Company paid $225,000 as a licensing fee and is required to pay to Sony a percentage of all gross receipts generated from the Company's website. Additionally, the Company issued 678,675 shares to Sony as consideration.


    In February 2000, the Company entered into a content provider agreement that requires the Company to pay $12,000 monthly for certain promotional services.

    On March 15, 2000, the Company raised $2,000,000 through the placement of 2,000 shares of its Series A preferred stock. On that date, all 4,000 shares were converted to 2,723,647 shares of common stock.

                        9,814,077 SHARES OF COMMON STOCK

                                     [LOGO]

                         ENTERTAINMENT BOULEVARD, INC.

                             ---------------------

                                   PROSPECTUS

                             ---------------------

    UNTIL [                   ], ALL DEALERS THAT EFFECT TRANSACTIONS IN THE
COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                          [                   ], 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Pursuant to Nevada law, Article V of the Registrant's Articles of Incorporation provides that "no director or officer of the Corporation shall be liable to the Corporation or to its stockholders for damages for breach of fiduciary duty as a director or officer." Excepted from that immunity are:
(i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of improper distributions.

    Under certain circumstances, Nevada law provides for indemnification of the Registrant's officers, directors, employees and agents against liabilities that they may incur in such capacities. In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Registrant's best interest, and were not unlawful. Unless such person is successful upon the merits in such action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the stockholders, that the applicable standard of conduct was met by the person to be indemnified.

    The circumstances under which indemnification is granted in connection with an action brought on behalf of the Registrant is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Registrant's best interest, and must not have been adjudged liable for negligence or misconduct.

    Consistent with Nevada law, Article VI of the Registrant's Articles of Incorporation, as amended, provides as follows:

        "The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person against all liability and expense (including attorneys' fees) incurred by reason of the fact that he is or was a director or officer of the Corporation, he is or was serving at the request of the Corporation as a director, officer, employee or agent of, or in any similar managerial or fiduciary position of, another corporation, partnership, joint venture, trust or other enterprise. The Corporation shall also indemnify any person who is serving or has served the Corporation as a director, officer, employee or agent of the Corporation to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible."

    In addition, Article VI of the Registrant's Bylaws provides as follows:

        "6.1 INDEMNIFICATION; ADVANCEMENT OF EXPENSES. To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.751), as the same now exists or may hereafter be amended or supplemented, the Corporation shall indemnify its directors and officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit or proceeding. Employees, agents and other persons may be similarly indemnified by the Corporation, including advancement of expenses, in such case or cases and to the extent set forth in a resolution or resolutions adopted by the Board of Directors. No amendment of this Section shall have any effect on indemnification or advancement of expenses relating to any event arising prior to the date of such amendment.

        6.2 INSURANCE AND OTHER FINANCIAL ARRANGEMENTS AGAINST LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.752), as the same now exists or may hereafter be amended or supplemented, the Corporation may purchase and maintain insurance and make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for any liability asserted against such person and liability and expense incurred by such person in its capacity as a director, officer, employee or agent, or arising out of such person's status as such, whether or not the Corporation has the authority to indemnify such person against such liability and expenses."

    The Registrant has also entered into, or intends to enter into, indemnification agreements (the "Indemnification Agreement") with its directors and officers providing indemnity consistent with the foregoing. The Indemnification Agreements constitute binding agreements between the Registrant and each of the other parties thereto, thus preventing the Registrant from modifying its indemnification policy in a way that is adverse to any person who is a party to an Indemnification Agreement. The Registrant has also obtained officer and director liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act.

    The foregoing is only a summary description and is qualified in its entirety by reference to the applicable Nevada statutes.

    See Part 4 of Item 28 below for information regarding the position of the Securities and Exchange Commission with respect to the effect of any indemnification for liabilities arising under the Securities Act of 1933, as amended.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities offered hereby, all of which will be paid by the Registrant.

SEC Registration fee.........................  $         5,878
NASD Registration fee........................   Not applicable
Printing and engraving.......................  $       25,000*
Accountants' fees and expenses...............  $      100,000*
Legal fees...................................  $       75,000*
Transfer agent's fees and expenses...........  $        1,000*
Blue Sky fees and expenses...................  $        5,000*
Miscellaneous................................  $        5,000*
                                               ---------------
    Total....................................  $       216,878
                                               ===============

---------------------

*   Estimated

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

    Since its formation, the Registrant has issued securities to a limited number of persons as described below. Except as indicated, there were no underwriters involved in the transactions and there were no underwriting discounts or commissions paid in connection therewith.

    Between February 24, 1998 and March 31, 1998, the Registrant privately issued 3,700,000 shares of common stock to 38 foreign investors for a total of $37,000 in cash. The issuances were made in reliance on Section 4(2) of the Securities Act of 1933 using a private offering memorandum.

    On April 29, 1998, the Registrant privately issued 50,000 shares of Common Stock to Dunn Creek Management in connection with the Registrant's acquisition of certain mining property. The Registrant's current management has only limited information regarding the issuance; however, it is believed that it was made in reliance on Section 4(2) of the Securities Act of 1933 and that the investor was sophisticated and had access to information regarding the Registrant.

    In December 1998, the Registrant privately issued 2,925,000 units, each unit consisting of one share of Common Stock, one warrant exercisable for $0.25 per share and one warrant exercisable for $1.00 per share for one year after the effective date of a registration statement filed by the Registrant with the Securities and Exchange Commission. The issuance was to eleven investors for $234,000 in cash pursuant to Rule 504 of Regulation D under the Securities Act of 1933. In connection with the offering, a private offering memorandum was provided to prospective investors. All 2,925,000 of the $0.25 warrants were exercised in February 1999.

    On January 15, 1999, the Registrant privately issued 2,600,000 shares of Common Stock to the 46 holders of debt or equity in International Net Broadcasting, LLC (the "INB Holders") in return for all of their equity or debt interests in that entity. The offering was made in reliance on Section 4(2) of the Securities Act of 1933 in a negotiated transaction involving a Stock Purchase Agreement which contained various representations, warranties and other disclosures regarding the Registrant. Each investor was sophisticated and was provided with information regarding the Registrant.

    On July 1, 1999, the Registrant privately issued 25,000 shares of Common Stock to Typhoon Capital Consultants, LLC as payment for consulting services. The issuance was made in reliance on Section 4(2) of the Securities Act of 1933 to a sophisticated investor, the principal of which had access to information regarding the Registrant.

    On July 30, 1999, the Registrant privately issued to Venture Catalyst.com a three-year option to purchase 50,000 shares of Common Stock at $6.00 per share. That option was granted as partial payment for investor relations and financial communication services. The issuance was made in reliance on Section 4(2) of the Securities Act of 1933 to a sophisticated investor, the principal of which had access to information regarding the Registrant.

    In July 1999, the Registrant privately issued to certain of the INB Holders five-year warrants to purchase 1,900,000 shares of Common Stock at $1.00 per share. Those warrants were granted as part of a dispute settlement with those INB Holders. The issuances were made pursuant to Section 4(2) of the Securities Act of 1933 to persons who were already stockholders in the Registrant (see above). Each investor was sophisticated and was provided with information regarding the Registrant.

    On August 4, 1999, the Registrant privately issued 37,500 shares of Common Stock to four persons. Those shares were issued in consideration of a $125,000 loan to the Registrant. The issuances were made pursuant to Section 4(2) of the Securities Act of 1933 to sophisticated investors who had access to information regarding the Registrant.

    On August 4, 1999, the Registrant privately issued 75,000 shares of Common Stock to Beestons Investment Ltd. Those shares were issued in consideration of a $250,000 loan to the Registrant. The issuance was made pursuant to Section 4(2) of the Securities Act of 1933 to an accredited investor as a prelude to a larger investment (see below).

    On September 3, 1999, the Registrant (i) privately issued 2,000 shares of 8.0% Mandatorily Convertible Series A Preferred Stock to three investors
(H.A.A. Inc., Beestons Investment Ltd. and Lowen Holdings) for $2,000,000 in cash and (ii) agreed to issue an additional 2,000 shares of that Preferred Stock to the investors for another $2,000,000 in cash upon the occurrence of certain events. The offering was made pursuant to Rule 506 of Regulation D and Section 4(6) of the Securities Act of 1933 in a negotiated transaction involving a Securities Purchase Agreement and a Registration Rights Agreement. The purchasers of the Series A preferred stock were accredited investors with access to information regarding the Registrant. In connection with that transaction, the Registrant entered into a Placement Agency Agreement with Robb Peck McCooey Clearing Corporation ("Robb Peck") pursuant to which that entity and its affiliates were granted five-year warrants to purchase a total of 250,000 shares of the Registrant's Common Stock for $2.00 per share and Robb Peck was paid cash in the amount of $240,000. In addition, Robb Peck and its affiliates will be granted additional warrants to purchase a total of 250,000 shares of the Registrant's Common Stock on the same terms upon completion of the sale of the additional shares of Series A preferred stock. The recipients of the warrants were accredited investors with access to information regarding the Registrant.

    From January 1999 until November 1, 1999, the Registrant has granted various employees and consultants options to purchase a total of 808,000 shares of Common Stock under the Option Plan. These options are exercisable over five years at prices ranging from $1.00 to $1.75 per share. The grants were made in reliance on Rule 701 under the Securities Act of 1933 pursuant to compensatory benefit plans and/or contracts relating to compensation. Through their employment or consulting relationship, each option holder had access to information regarding the Registrant.

    On November 12, 1999, the Registrant privately issued 140,000 shares of Common Stock to H.A.A. Inc. and Beestons Investment Ltd. in consideration of a $500,000 loan to the Registrant. The loan itself is convertible into 250,000 shares of Common Stock. In connection with that transaction, Robb Peck and its affiliates were granted five-year warrants to purchase a total of 500,000 shares of the Registrant's Common Stock for $2.50 and $3.00 per share. The issuances were made in reliance on Section 4(2) of the Securities Act of 1933 to investors who were accredited and already held substantial interests in the Registrant (see above).

    From December 6, 1999 through February 3, 2000, the Registrant privately issued 116.15 units of its securities, each unit consisting of a $100,000 promissory note and a warrant to purchase 40,000 shares of common stock at $1.00 per share. The issuances were made pursuant to Section 4(2) of the Securities Act of 1933 to investors who were accredited and had access to information regarding the Registrant.

    On January 1, 2000, the Registrant privately issued 678,685 shares of Common Stock to Virgin Holdings, Inc. as partial consideration for a license agreement. The issuance was made in reliance on Section 4(2) of the Securities Act of 1933 to an accredited investor who had access to information regarding the Registrant.

    On January 14, 2000, the Registrant privately issued five-year warrants to purchase 50,000 shares of Common Stock at $1.00 per share to H.A.A. Inc. and Forest Equities, Ltd. in consideration of a $200,000 loan to the Registrant. The loan itself is convertible into 200,000 shares of Common Stock. The issuances were made in reliance on Section 4(2) of the Securities Act to investors who were accredited and had access to information regarding the Registrant.

    On January 25, 2000, the Registrant and Robb Peck entered into a Termination Agreement whereby Robb Peck agreed to terminate certain contractual rights in return for five-year warrants to purchase 500,000 shares of the Registrant's Common Stock for $0.50 and $3.50 per share. The warrants were granted in reliance on Section 4(2) of the Securities Act of 1933 to persons who had access to information regarding the Registrant and who had previously been granted warrants in the Registrant (see above).

    On February 29, 2000, the Registrant privately issued 667,685 shares of Common Stock to Sony Music Entertainment, Inc. as partial consideration for a license agreement. The issuance was made in reliance on in Section 4(2) of the Securities Act of 1933 to an accredited investor who had access to information regarding the Registrant.

ITEM 27.  EXHIBITS

   EXHIBIT NUMBER       EXHIBIT DESCRIPTION
---------------------   -------------------
        3.1*            Articles of Incorporation, as amended to date

        3.2*            Bylaws, as amended to date

        4.1*            Form of Common Stock certificate

        4.2*            Form of 8% Mandatorily Convertible Series A Preferred Stock
                        certificate

        4.3*            Form of Warrant issued to Farida Alikhan, Rochford Young,
                        Rohail Alikhan, Loretta Harty, Ray Longstaff, 531287
                        BC Ltd., RAK Enterprises, Oughton York Holdings,
                        Brunswick Ltd., Ray Alikhan and Raaheen Alikhan

        4.4*            Form of Warrant issued to Stephen Brown

        4.5*            Form of Warrant issued to various other investors

        4.6*            Form of Warrant issued to Robb Peck McCooey Clearing
                        Corporation

        4.7* Form of Warrant issued to unit purchasers in private placement on December 28, 1999

        5.1*            Opinion of Richman, Lawrence, Mann, Chizever & Phillips

       10.1*            Standard Office Lease between the Registrant and Westbrook
                        Marina Office, LLC dated August 18, 1999

       10.2*            Employment Agreement between the Registrant and Stephen
                        Brown dated November 1, 1999

       10.3*            1999 Stock Option Plan

       10.4*            Form of Non-Qualified Stock Option Agreement

       10.5* Form of Indemnification Agreement for the Registrant's directors and officers

       10.6* License Agreement between the Registrant and Sonique dated as of June 3, 1999

       10.7*            Co-Marketing Agreement between the Registrant and
                        Everything LLC (d/b/a CheckOut.com) dated as of July 21,
                        1999

   EXHIBIT NUMBER       EXHIBIT DESCRIPTION
---------------------   -------------------
       10.8*            Media Search License Agreement between the Registrant and
                        AltaVista Company dated October 28, 1999

       10.9*            Affiliate Agreement between the Registrant and IFILM Corp.
                        dated December 22, 1999

       10.10*           Bolt/EBLD Agreement between the Registrant and Bolt
                        Media, Inc. dated as of July 26, 1999

       10.11*           College Broadcast/Entertainment Boulevard Agreement between the Registrant and College Broadcast, Inc. dated as of
                        August 4, 1999

       10.12*           Hosting Service Agreement between International Net
                        Broadcasting, LLC and Liquid Audio, Inc. dated August 31,
                        1998

       10.13*           License Agreement between International Net
                        Broadcasting, LLC and Marathon Sports Group, Inc. dated
                        October 29, 1998

       10.14* Web Collocation Service Order Form between the Registrant and Level (3) Communications dated February 8, 1999

       10.15*           Strategic and Co-Marketing Partnership Agreement between the
                        Registrant and Scour Inc. dated February 25, 1999

       10.16* Video Content Management & Delivery Services Agreement between the Registrant and InterVU dated February 8, 1999

       10.17*           License Agreement between the Registrant and Dimension
                        Music, Inc. dated as of February 25, 1999

       10.18*           License Agreement between the Registrant and SRN
                        Broadcasting & Marketing, Inc. dated March 4, 1999

       10.19*           Sales Agent Agreement between the Registrant and EarthLink
                        Network, Inc. dated March 11, 1999

       10.20*           Hearme.com Syndication Partner Program Agreement between the
                        Registrant and Mpath Interactive, Inc. dated March 18, 1999

       10.21*           Agreement between the Registrant and L.A. Group, Inc. dated as of March 30, 1999

       10.22*           License Agreement between the Registrant and Synge.com dated as of June 7, 1999

       10.23*           Strategic Alliance Agreement between the Registrant and
                        Digital Bitcasting Corp. dated July 23, 1999

       10.24*           Wall of Sound/Vidnet Agreement and addendum between the
                        Registrant and ABC News/Starwave Partners d/b/a ABC Internet
                        Ventures dated as of June 14, 1999

       10.25* $125,000 Bridge Loan evidenced by promissory notes payable to each of Steve McKeag, Richard Sandfer, John McKeag and
                        Dominick Guillemot

   EXHIBIT NUMBER       EXHIBIT DESCRIPTION
---------------------   -------------------
       10.26*           Loan and Security Agreement dated August 6, 1999 between the
                        Registrant and Beeston Investment Ltd.

       10.27*           $400,000 Promissory Note from the Registrant to Arthur Brown and Riz Alikhan dated August 20, 1999

       10.28*           Stock Purchase Agreement between Sedmet Exploration, Inc.
                        and International Net Broadcasting, LLC dated as of January 15, 1999

       10.29*           Securities Purchase Agreement between the Registrant and
                        H.A.A. Inc., Lowen Holdings and Beestons Investment Ltd.
                        dated as of September 3, 1999

       10.30*           Placement Agency Agreement between the Registrant and Robb
                        Peck McCooey Clearing Corporation dated September 3, 1999

       10.31*           Registration Rights Agreement between the Registrant and
                        Robb Peck McCooey Clearing Corporation to purchase 250,000 shares of common stock dated September 3, 1999

       10.32*           Registration Rights Agreement between the Registrant and the purchasers of the 8.0% Mandatorily Convertible Series A
                        Preferred Stock dated September 3, 1999

       10.33*           Settlement Agreement between the Registrant, Arthur Brown,
                        Akbar Alikhan, Riz Alikhan and Stephen Brown dated as of
                        July 14, 1999

       10.34*           Loan and Security Agreement dated November 12, 1999 between the Registrant and Beestons Investment Ltd. and H.A.A. Inc.

       10.35*           Web Site Link Agreement between the Registrant and ICTV,
                        Inc. dated as of April 14, 1999, with Addendum

       10.36* Webcast Distribution Agreement between the Registrant and iBeam Broadcasting Corporation dated August 3, 1999

       10.37* Content Provider Agreement dated September 8, 1999 between the Registrant and ServiceCo, LLC dba Road Runner

       10.38*           ISP and Microsoft Network Credits Program Services Agreement
                        dated October 1, 1999

       10.39*           Form of Loan and Security Agreement dated December 28, 1999 between the Registrant and the Cruttenden Roth investors

       10.40* Form of Subscription Agreement dated December 28, 1999 between the Registrant and the Cruttenden Roth investors

       10.41*           Termination Agreement dated December 28, 1999 between the
                        Registrant and Robb Peck McCooey Clearing Corporation

       10.42*           Loan and Security Agreement dated January 14, 2000 between the Registrant and each of H.A.A. Inc. and Forest Equities,
                        Ltd.

       10.43*           Agreement dated December 3, 1999 between the Registrant and
                        Youthline USA, Inc.

   EXHIBIT NUMBER       EXHIBIT DESCRIPTION
---------------------   -------------------
       10.44*           Agreement dated January 1, 2000 between the Registrant and
                        Virgin Holdings, Inc.

       10.45*           Agreement dated January 10, 2000 between the Registrant and
                        Akoo.com

       10.46* Content Provider Agreement dated February 2, 2000 between the Registrant and Channelseek Inc.

       10.47*           Music Video License dated February 29, 2000 between the
                        Registrant and Sony Music Entertainment Inc.

       10.48* Release and Stock Grant Agreement dated February 29, 2000 between the Registrant and Sony Music Entertainment Inc.

       10.49*           Agreement dated March 1, 2000 between the Registrant and
                        RealNetworks, Inc.

       21.1*            Subsidiaries of the Registrant

       23.1             Consent of Singer Lewak Greenbaum & Goldstein, LLP, the
                        Registrant's Independent Auditors

       23.2*            Consent of Richman, Lawrence, Mann, Chizever  & Phillips
                        (included in Exhibit 5.1).

       24.1             Power of Attorney (see Page II-12)

       27               Financial Data Schedule (electronic filing version only)


---------------------

*   Previously filed.

ITEM 28.  UNDERTAKINGS

    The Registrant hereby undertakes:

    1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration statement:

       (a) To include any Prospectus required by Section 10(a)(3) of the Securities Act;

       (b) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

       (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    2. For determining liability under the Securities Act, to treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

    3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe it meets all the requirements of filing on Form SB-2 and authorized this Registration Statement, as amended, to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California on March 28, 2000.


                                                       ENTERTAINMENT BOULEVARD, INC.

                                                       By:           /s/ STEPHEN BROWN
                                                            -----------------------------------
                                                                      Stephen Brown,
                                                            PRESIDENT, CHIEF EXECUTIVE OFFICER
                                                                       AND TREASURER

                                                       By:          /s/ PAUL C. MATTOON
                                                            -----------------------------------
                                                                      Paul C. Mattoon
                                                                  CHIEF FINANCIAL OFFICER

    In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement, as amended, was signed by the following persons in the capacities and on the dates stated.


                   SIGNATURE                                TITLE                   DATE
                   ---------                                -----                   ----
               /s/ STEPHEN BROWN                  President, Chief Executive
       ----------------------------------           Officer, Treasurer and     March 28, 2000
                 Stephen Brown                      Director

               /s/ ARTHUR BROWN*
       ----------------------------------         Director                     March 28, 2000
                  Arthur Brown


*By:                 /s/ STEPHEN BROWN
               -----------------------------
                       Stephen Brown
                      ATTORNEY-IN-FACT

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen Brown his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits and schedules thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully ratifying and confirming all that said attorney-in-fact and agent or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

    In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 23, 1999.

                   SIGNATURE                               TITLE
                   ---------                               -----
                /s/ ARTHUR BROWN
       ----------------------------------                Director
                  Arthur Brown